UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

14 September 2007

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED AND SHALL BE DEEMED TO SUPERCEED THE REPORT ON FORM 6-K DATED AUGUST 3, 2007 WHICH WAS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The interim unaudited results of Barclays PLC and Barclays Bank PLC as of, and for the six months ended, 30th June 2007 and certain supplemental US GAAP information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: September 14, 2007	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 14, 2007	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS PLC AND BARCLAYS BANK PLC

This document includes portions from the previously published results announcement of Barclays PLC for the six months ended June 30, 2007, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, and also includes the reconciliation to US generally accepted accounting principles (US GAAP) or certain financial information prepared in accordance with international financial reporting standards (IFRS). In addition, this document includes data (including a reconciliation to US GAAP) relating to Barclays Bank PLC, the wholly owned subsidiary of Barclays PLC. This document does not update or otherwise supplement the information contained in the results announcement, which speaks only as of its date. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures, as of, and for the period ended, June 30, 2007, and does not update or otherwise supplement the information contained in the previously published results announcement.

In this document certain non-IFRS measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

An audit opinion has not been rendered on this announcement. In management’s opinion all adjustments necessary for a fair statement are reflected in the results presented for Barclays PLC and Barclays Bank PLC for the six months ended June 30, 2007.

BARCLAYS PLC

INTERIM RESULTS ANNOUNCEMENT FOR 2007

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

BARCLAYS PLC

The information in this announcement, which was approved by the Board of Directors on 1st August 2007, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year ended 31st December 2006, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

Unless otherwise stated, the income statement analyses compare the six months to 30th June 2007 to the corresponding six months of 2006. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2006. Average balance sheet comparisons relate the six months to 30th June 2007 to the corresponding six months of 2006.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, future financial and operating results, future financial position, projected costs and estimates of capital expenditures, the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are subject to, among other things, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the timing and successful implementation of the proposed business combination between ABN AMRO and Barclays, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition-a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in Barclays filings with the U.S. Securities and Exchange Commission (SEC) including Barclays Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which are available on Barclays website at www.barclays.com and on the SEC’s website at www.sec.gov. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents they have filed or may file with the SEC.

Future SEC Filings : Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the SEC a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9, and ABN AMRO has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

BARCLAYS PLC

Absa Definitions

‘Absa Group Limited’ refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

‘Absa’ refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

‘International Retail and Commercial Banking-Absa’ is the portion of Absa’s results that is reported by Barclays within the International Retail and Commercial Banking business.

‘Absa Capital’ is the portion of Absa’s results that is reported by Barclays within the Barclays Capital business.

‘Absa Cards’ is the portion of Absa’s results that is reported by Barclays within the International Retail and Commercial Banking business. Absa Card provides card acceptance, electronic payment and financial solutions in selected markets.

Glossary of terms

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.

‘Income’ refers to total income net of insurance claims, unless otherwise specified.

‘Profit’ refers to profit before tax unless otherwise specified.

BARCLAYS PLC

INTERIM RESULTS ANNOUNCEMENT FOR 2007

Extracts from the Interim Results Announcement of Barclays PLC, published on August 2nd 2007, are provided on pages 6 to 80.

2nd August 2007

BARCLAYS PLC

SUMMARY OF KEY INFORMATION

	Half-year ended
	30.06.07	30.06.06	% Change
	£m	£m
Group Results

Total income net of insurance claims	11,902	10,969	9

Impairment charges	(959)	(1,057)	(9)

Operating expenses	(6,847)	(6,269)	9

Profit before tax	4,101	3,673	12

Profit attributable to minority interests	(309)	(294)	5

Profit attributable to equity holders of the parent	2,634	2,307	14

	p	p
Earnings per share	41.4	36.3	14
Diluted earnings per share	40.1	35.1	14
Dividend per share	11.5	10.5	10

	%	%
Tier 1 Capital ratio	7.7	7.2
Return on average shareholders’ equity	25.6	25.8

	£m	£m	% Change
Profit before tax by business[1]
UK Banking	1,363	1,253	9
UK Retail Banking	651	600	9
UK Business Banking	712	653	9
Barclaycard	272	326	(17)
International Retail and Commercial Banking	452	512	(12)
Barclays Capital	1,660	1,246	33
Barclays Global Investors	388	364	7
Barclays Wealth	173	129	34

[1]	Summary excludes Head Office functions and other operations. Full analysis of business profit before tax is on page 15.

BARCLAYS PLC

FINANCIAL HIGHLIGHTS

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
RESULTS
Net interest income	4,589	4,739	4,404
Net fee and commission income	3,812	3,525	3,652
Principal transactions	3,207	2,001	2,575
Net premiums from insurance contracts	442	550	510
Other income	100	153	61

Total income	12,150	10,968	11,202
Net claims and benefits paid on insurance contracts	(248)	(342)	(233)

Total income net of insurance claims	11,902	10,626	10,969
Impairment charges	(959)	(1,097)	(1,057)

Net income	10,943	9,529	9,912
Operating expenses	(6,847)	(6,405)	(6,269)
Share of post-tax results of associates and joint ventures	—	16	30
Profit on disposal of subsidiaries, associates and JVs	5	323	—

Profit before tax	4,101	3,463	3,673

Profit attributable to equity holders of the parent	2,634	2,264	2,307

	p	p	p
PER ORDINARY SHARE
Earnings	41.4	35.6	36.3
Diluted earnings	40.1	34.5	35.1
Dividend	11.5	20.5	10.5
Net asset value	320	303	276

	%	%	%
PERFORMANCE RATIOS
Return on average shareholders’ equity	25.6	24.7	25.8
Cost: income ratio	58	60	57
Cost: net income ratio	63	67	63

	30.06.07	31.12.06	30.06.06
	£m	£m	£m
BALANCE SHEET
Shareholders’ equity excluding minority interests	20,973	19,799	17,988
Minority interests	7,748	7,591	7,551

Total shareholders’ equity	28,721	27,390	25,539
Subordinated liabilities	15,067	13,786	13,629

Total capital resources	43,788	41,176	39,168

Total assets	1,158,262	996,787	986,124
Risk weighted assets	318,043	297,833	290,924

	%	%	%
CAPITAL RATIOS
Tier 1 ratio	7.7	7.7	7.2
Risk asset ratio	11.8	11.7	11.6

BARCLAYS PLC

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Interest income	12,037	11,261	10,544
Interest expense	(7,448)	(6,522)	(6,140)
Net interest income	4,589	4,739	4,404
Fee and commission income	4,292	3,928	4,077
Fee and commission expense	(480)	(403)	(425)
Net fee and commission income	3,812	3,525	3,652
Net trading income	2,811	1,413	2,201
Net investment income	396	588	374
Principal transactions	3,207	2,001	2,575
Net premiums from insurance contracts	442	550	510
Other income	100	153	61

Total income	12,150	10,968	11,202
Net claims and benefits incurred on insurance contracts	(248)	(342)	(233)

Total income net of insurance claims	11,902	10,626	10,969
Impairment charges	(959)	(1,097)	(1,057)

Net income	10,943	9,529	9,912
Operating expenses excluding amortisation of intangible assets	(6,760)	(6,332)	(6,206)
Amortisation of intangible assets	(87)	(73)	(63)
Operating expenses	(6,847)	(6,405)	(6,269)
Share of post-tax results of associates and joint ventures	—	16	30
Profit on disposal of subsidiaries, associates and joint ventures	5	323	—

Profit before tax	4,101	3,463	3,673
Tax	(1,158)	(869)	(1,072)

Profit after tax	2,943	2,594	2,601

Profit attributable to minority interests	309	330	294
Profit attributable to equity holders of the parent	2,634	2,264	2,307

	2,943	2,594	2,601

	p	p	p
Basic earnings per ordinary share	41.4	35.6	36.3
Diluted earnings per ordinary share	40.1	34.5	35.1

Dividends per ordinary share:
Interim dividend	11.5	—	10.5
Final dividend	—	20.5	—

Dividend	£731m	£1,311m	£666m

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Assets
Cash and balances at central banks	4,785	7,345	6,777
Items in the course of collection from other banks	2,533	2,408	2,600
Trading portfolio assets	217,573	177,867	181,857
Financial assets designated at fair value:
- held on own account	46,171	31,799	18,833
- held in respect of linked liabilities to customers under investment contracts	92,194	82,798	79,334
Derivative financial instruments	174,225	138,353	136,901
Loans and advances to banks	43,191	30,926	35,330
Loans and advances to customers	321,243	282,300	282,097
Available for sale financial investments	47,764	51,703	53,716
Reverse repurchase agreements and cash collateral on securities borrowed	190,546	174,090	171,869
Other assets	6,289	5,850	5,866
Current tax assets	345	557	—
Investments in associates and joint ventures	228	228	560
Goodwill	6,635	6,092	5,968
Intangible assets	1,228	1,215	1,125
Property, plant and equipment	2,538	2,492	2,515
Deferred tax assets	774	764	776

Total assets	1,158,262	996,787	986,124

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Liabilities
Deposits from banks	87,429	79,562	86,221
Items in the course of collection due to other banks	2,206	2,221	2,700
Customer accounts	292,444	256,754	253,200
Trading portfolio liabilities	79,252	71,874	74,719
Financial liabilities designated at fair value	63,490	53,987	43,594
Liabilities to customers under investment contracts	93,735	84,637	81,380
Derivative financial instruments	177,774	140,697	138,982
Debt securities in issue	118,745	111,137	102,198
Repurchase agreements and cash collateral on securities lent	181,093	136,956	146,165
Other liabilities	10,908	10,337	10,767
Current tax liabilities	1,003	1,020	592
Insurance contract liabilities, including unit-linked liabilities	3,770	3,878	3,558
Subordinated liabilities	15,067	13,786	13,629
Deferred tax liabilities	258	282	430
Provisions	527	462	474
Retirement benefit liabilities	1,840	1,807	1,976

Total liabilities	1,129,541	969,397	960,585

Shareholders’ equity
Called up share capital	1,637	1,634	1,628
Share premium account	5,859	5,818	5,720
Other reserves	271	390	587
Retained earnings	13,461	12,169	10,279
Less: treasury shares	(255)	(212)	(226)

Shareholders’ equity excluding minority interests	20,973	19,799	17,988
Minority interests	7,748	7,591	7,551

Total shareholders’ equity	28,721	27,390	25,539

Total liabilities and shareholders’ equity	1,158,262	996,787	986,124

BARCLAYS PLC

RESULTS BY BUSINESS

The following section analyses the Group’s performance by business. This reflects the business segment restatements as disclosed on 19th June 2007 (see page 57). For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

•	UK Banking, comprising

-	UK Retail Banking

-	UK Business Banking

•	Barclaycard

•	International Retail and Commercial Banking, comprising

-	International Retail and Commercial Banking - excluding Absa

-	International Retail and Commercial Banking - Absa.

Investment Banking and Investment Management

•	Barclays Capital

•	Barclays Global Investors

•	Barclays Wealth

Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Loans and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with its Personal and Local Business customers through providing a wide range of products and financial services. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Loans provides unsecured loan and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the UK. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital and Barclaycard. UK Business Banking provides asset financing and leasing solutions through a specialist business.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclaycard

Barclaycard is a multi-brand credit card business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard, SkyCard and FirstPlus secured lending.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy, Portugal, Africa, India and the United Arab Emirates. In the Nordic region, Barclaycard operates through Entercard, a joint venture with FöreningsSparbanken (Swedbank).

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides banking services to Barclays personal and corporate customers outside the UK The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes the operations are grouped into two components: International Retail and Commercial Banking - excluding Absa and International Retail and Commercial Banking - Absa.

International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

International Retail and Commercial Banking - excluding Absa

International Retail and Commercial Banking - excluding Absa provides a range of banking services to retail and corporate customers in Western Europe and Emerging Markets, including current accounts, savings, investments, mortgages and loans. Western Europe includes Spain, Italy, France and Portugal. Emerging Markets includes Africa, India and the Middle East.

International Retail and Commercial Banking - Absa

International Retail and Commercial Banking - Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; it also offers customised business solutions for commercial and large corporate customers.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 290 funds for institutions and individuals trading in nineteen markets globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring, financial planning services and manages the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

BARCLAYS PLC

RESULTS BY BUSINESS

Head office functions and other operations

Head office functions and other operations comprises:

•	Head office and central support functions

•	Businesses in transition

•	Consolidation adjustments.

Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of intra-segment transactions.

BARCLAYS PLC

RESULTS BY BUSINESS

Analysis of profit attributable to equity holders of the parent

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
UK Banking	1,363	1,293	1,253
UK Retail Banking	651	581	600
UK Business Banking	712	712	653
Barclaycard	272	132	326
International Retail and Commercial Banking	452	704	512
International Retail and Commercial Banking-ex Absa	142	323	195
International Retail and Commercial Banking-Absa	310	381	317
Barclays Capital	1,660	970	1,246
Barclays Global Investors	388	350	364
Barclays Wealth	173	116	129
Head office functions and other operations	(207)	(102)	(157)

Profit before tax	4,101	3,463	3,673
Tax	(1,158)	(869)	(1,072)

Profit after tax	2,943	2,594	2,601
Profit attributable to minority interests	(309)	(330)	(294)

Profit attributable to equity holders of the parent	2,634	2,264	2,307

BARCLAYS PLC

RESULTS BY BUSINESS

Total assets

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
UK Banking	153,772	147,576	141,970
UK Retail Banking	84,266	81,692	78,485
UK Business Banking	69,506	65,884	63,485
Barclaycard	20,406	20,082	19,155
International Retail and Commercial Banking	75,236	68,588	64,916
International Retail and Commercial Banking-ex Absa	42,434	38,191	35,616
International Retail and Commercial Banking-Absa	32,802	30,397	29,300
Barclays Capital	796,389	657,922	659,328
Barclays Global Investors	90,440	80,515	77,298
Barclays Wealth	16,663	15,022	14,170
Head office functions and other operations	5,356	7,082	9,287

	1,158,262	996,787	986,124

Risk weighted assets

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
UK Banking	93,261	92,981	92,805
UK Retail Banking	42,498	43,020	42,021
UK Business Banking	50,763	49,961	50,784
Barclaycard	17,053	17,035	15,698
International Retail and Commercial Banking	45,299	40,810	41,884
International Retail and Commercial Banking-ex Absa	23,520	20,082	21,211
International Retail and Commercial Banking-Absa	21,779	20,728	20,673
Barclays Capital	152,467	137,635	130,533
Barclays Global Investors	1,616	1,375	1,378
Barclays Wealth	6,871	6,077	5,202
Head office functions and other operations	1,476	1,920	3,424

	318,043	297,833	290,924

Further analysis of total assets and risk weighted assets, can be found on page 54.

BARCLAYS PLC

RESULTS BY BUSINESS

UK Banking

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest income	2,270	2,287	2,180
Net fee and commission income	951	985	947
Net trading income	2	—	2
Net investment income	30	11	17
Principal transactions	32	11	19
Net premiums from insurance contracts	87	141	143
Other income	54	61	2

Total income	3,394	3,485	3,291
Net claims and benefits on insurance contracts	(22)	(7)	(28)

Total income net of insurance claims	3,372	3,478	3,263
Impairment charges	(400)	(481)	(406)

Net income	2,972	2,997	2,857
Operating expenses excluding amortisation of intangible assets	(1,606)	(1,782)	(1,605)
Amortisation of intangible assets	(4)	(1)	(1)
Operating expenses	(1,610)	(1,783)	(1,606)
Share of post-tax results of associates and joint ventures	1	3	2
Profit on disposal of subsidiaries, associates and joint ventures	—	76	—

Profit before tax	1,363	1,293	1,253

Cost: income ratio	48%	51%	49%
Cost: net income ratio	54%	59%	56%

Risk Tendency	£870m	£790m	£705m

	As at
	30.06.07	31.12.06	30.06.06
Loans and advances to customers	£137.6bn	£131.0bn	£127.8bn
Customer accounts	£144.3bn	£139.7bn	£133.4bn
Total assets	£153.8bn	£147.6bn	£142.0bn
Risk weighted assets	£93.3bn	£93.0bn	£92.8bn

BARCLAYS PLC

RESULTS BY BUSINESS

UK Banking profit before tax increased 9% (£110m) to £1,363m (2006: £1,253m) driven principally by solid income growth. Gains from the sale and leaseback of properties of £138m (2006: £145m) included in operating expenses were substantially offset by investment expenditure primarily to accelerate the development of UK Retail Banking.

The cost: income ratio improved one percentage point to 48%. Excluding settlements on overdraft fees from prior years, the cost: income ratio improved two percentage points. On this basis, UK Banking continues to target a two percentage point improvement in 2007, a further extension of the six percentage point aggregate improvement in 2005 and 2006.

As part of the Woolwich transition and overall investment programme in our UK distribution network, we have co-located branches within 300 metres of each other, either to the preferred site or to a new location that best enables us to serve customer needs.

BARCLAYS PLC

RESULTS BY BUSINESS

UK Retail Banking

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest income	1,407	1,407	1,358
Net fee and commission income	600	654	636
Net premiums from insurance contracts	87	141	143
Other income	49	42	—

Total income	2,143	2,244	2,137
Net claims and benefits on insurance contracts	(22)	(7)	(28)

Total income net of insurance claims	2,121	2,237	2,109
Impairment charges	(277)	(329)	(306)

Net income	1,844	1,908	1,803
Operating expenses excluding amortisation of intangible assets	(1,191)	(1,328)	(1,203)
Amortisation of intangible assets	(3)	(1)	—
Operating expenses	(1,194)	(1,329)	(1,203)
Share of post-tax results of associates and joint ventures	1	2	—

Profit before tax	651	581	600

Cost: income ratio	56%	59%	57%
Cost: net income ratio	65%	70%	67%

Risk Tendency	£580m	£500m	£430m

	As at
	30.06.07	31.12.06	30.06.06
Loans and advances to customers	£77.5bn	£74.7bn	£72.2bn
Customer accounts	£84.5bn	£82.3bn	£79.1bn
Total assets	£84.3bn	£81.7bn	£78.5bn
Risk weighted assets	£42.5bn	£43.0bn	£42.0bn

BARCLAYS PLC

RESULTS BY BUSINESS

UK Retail Banking profit before tax increased 9% (£51m) to £651m (2006: £600m), driven by good income growth which was offset by settlements on overdraft fees, well controlled costs and improved impairment.

Income increased £12m to £2,121m (2006: £2,109m). There was strong growth in Personal Customer Retail Savings and good growth in Personal Customers Current Accounts and Local Business. This was offset by £87m settlements on overdraft fees from prior years.

Net interest income increased 4% (£49m) to £1,407m (2006: £1,358m). Growth was driven by a higher contribution from deposits, through a combination of good balance sheet growth and an increased liability margin. Total average customer deposit balances increased 7% to £80.2bn (2006: £74.9bn), supported by the launch of new products.

Mortgage volumes improved significantly, driven by a focus on improving capacity, customer service, value and promotion. UK residential mortgage balances were £65.0bn at the end of the period (31st December 2006: £61.7bn), an approximate market share of 6% (31st December 2006: 6%). Gross advances were 45% higher at £10.5bn (2006: £7.3bn). Net lending was £3.2bn (2006: net outflow £0.3bn), a market share of net lending of 6% (2006: net outflow 1%). The asset margin was reduced by the flow of new mortgages and base rate changes. The loan to value ratio within the residential mortgage book on a current valuation basis was 32% (2006: 34%).

Consumer lending balances showed a moderate fall, reflecting the impact of tighter lending criteria.

Net fee and commission income decreased 6% (£36m) to £600m (2006: £636m). There was good current account income growth in Personal Customers and Local Business. Barclays Financial Planning achieved good income growth through higher value and structured product sales. This was more than offset by settlements on overdraft fees.

Net premiums from insurance underwriting activities reduced 39% (£56m) to £87m (2006: £143m). There continued to be lower customer take-up of loan protection insurance. Net claims and benefits on insurance contracts fell to £22m (2006: £28m).

Other income increased to £49m (2006: nil), representing the benefit from reinsurance.

Impairment charges decreased 9% (£29m) to £277m (2006: £306m) reflecting lower charges in unsecured consumer loans. This was driven by reduced flows into delinquency, lower levels of arrears and stable charge-offs.

Operating expenses fell £9m to £1,194m (2006: £1,203m). Gains from the sale and leaseback of property of £113m (2006: £116m) were substantially reinvested in the business to upgrade distribution capabilities, with particular focus on converting the branch network, improving the product range to meet customer needs and improving operations and processes.

The cost: income ratio improved one percentage point to 56%.

BARCLAYS PLC

RESULTS BY BUSINESS

UK Business Banking

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest income	863	880	822
Net fee and commission income	351	331	311
Net trading income	2	—	2
Net investment income	30	11	17
Principal transactions	32	11	19
Other income	5	19	2

Total income	1,251	1,241	1,154
Impairment charges	(123)	(152)	(100)

Net income	1,128	1,089	1,054
Operating expenses excluding amortisation of intangible assets	(415)	(454)	(402)
Amortisation of intangible assets	(1)	—	(1)
Operating expenses	(416)	(454)	(403)
Share of post-tax results of associates and joint ventures	—	1	2
Profit on disposal of subsidiaries, associates and joint ventures	—	76	—

Profit before tax	712	712	653

Cost: income ratio	33%	37%	35%
Cost: net income ratio	37%	42%	38%

Risk Tendency	£290m	£290m	£275m

	As at
	30.06.07	31.12.06	30.06.06
Loans and advances to customers	£60.1bn	£56.3bn	£55.6bn
Customer accounts	£59.8bn	£57.4bn	£54.3bn
Total assets	£69.5bn	£65.9bn	£63.5bn
Risk weighted assets	£50.8bn	£50.0bn	£50.8bn

BARCLAYS PLC

RESULTS BY BUSINESS

UK Business Banking profit before tax increased 9% (£59m) to £712m (2006: £653m), driven by continued good income growth. UK Business Banking maintained its market share of primary customer relationships.

Income increased 8% (£97m) to £1,251m (2006: £1,154m) The uplift in income was broadly based across income categories.

Net interest income improved 5% (£41m) to £863m (2006: £822m) driven by solid balance sheet growth. There was continued growth in all business areas, in particular Larger Business. Average deposit balances increased 6% to £46.5bn (2006: £43.7bn) with good growth across product categories. Average lending balances grew 2% to £52.3bn (2006: £51.1bn) reflecting the disposal of £1.1bn assets in the vehicle leasing and European vendor finance businesses sold in the second half of 2006. The liabilities margin improved and the assets margin was broadly stable.

Net fee and commission income increased 13% (£40m) to £351m (2006: £311m) due to strong growth in lending fees, syndication fees and transaction related income.

Income from principal transactions was £32m (2006: £19m), primarily reflecting strong gains from venture capital and private equity realisations.

Impairment increased 23% (£23m) to £123m (2006: £100m), mainly as a consequence of Larger Business credit charges trending towards risk tendency. Impairment charges in Medium Business and Asset & Sales Financing reduced.

Operating expenses increased 3% (£13m) to £416m (2006: £403m) reflecting tight cost control. Operating expenses included gains of £25m (2006: £29m) on the sale and leaseback of property which were reinvested in the business, including costs relating to the acceleration of the rationalisation of operating sites and technology infrastructure.

The cost:income ratio improved two percentage points to 33% (2006: 35%).

BARCLAYS PLC

RESULTS BY BUSINESS

Barclaycard

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest income	700	705	678
Net fee and commission income	544	544	562
Net trading income	2	—	—
Net investment income	—	—	15
Net premiums from insurance contracts	21	11	7
Other income	(27)	—	—

Total income	1,240	1,260	1,262
Net claims and benefits on insurance contracts	(7)	(4)	(4)

Total income net of insurance claims	1,233	1,256	1,258
Impairment charges	(443)	(579)	(488)

Net income	790	677	770
Operating expenses excluding amortisation of intangible assets	(505)	(527)	(437)
Amortisation of intangible assets	(11)	(9)	(8)
Operating expenses	(516)	(536)	(445)
Share of post-tax results of associates and joint ventures	(2)	(9)	1

Profit before tax	272	132	326

Cost: income ratio	42%	43%	35%
Cost: net income ratio	65%	79%	58%

Risk Tendency	£1,000m	£1,135m	£1,105m

	As at
	30.06.07	31.12.06	30.06.06
Loans and advances to customers	£18.3bn	£18.2bn	£17.4bn
Total assets	£20.4bn	£20.1bn	£19.2bn
Risk weighted assets	£17.1bn	£17.0bn	£15.7bn

BARCLAYS PLC

RESULTS BY BUSINESS

Barclaycard profit before tax decreased 17% (£54m) to £272m (2006: £326m). 2007 results reflected a £27m loss on disposal of part of the Monument card portfolio. 2006 results reflected a property gain of £38m. A solid net income performance was partially offset by increased investment in Barclaycard US, new emerging markets and new UK partnerships.

Income fell 2% (£25m) to £1,233m (2006: £1,258m). Excluding the £27m loss on disposal of part of the Monument card portfolio in the first half of 2007, income remained flat at £1,260m, reflecting very strong growth in Barclaycard International, particularly Barclaycard US, partially offset by a decrease in UK Cards revenue.

Net interest income increased 3% (£22m) to £700m (2006: £678m). This was driven by strong organic growth in international average extended credit card balances, up 35% to £3.1bn, average secured consumer lending balances up 40% to £4.2bn, partially offset by lower UK average extended credit card balances which fell 15% to £7.0bn. Margins fell to 6.87% (2006: 7.32%) due to a change in the product mix with a higher weighting to secured lending.

Net fee and commission income fell 3% (£18m) to £544m (2006: £562m) with growth in Barclaycard International offset by the impact of the Office of Fair Trading’s findings on late and overlimit fees in the UK which were implemented in August 2006.

Impairment charges improved 9% (£45m) to £443m (2006: £488m) reflecting reduced flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. We made changes to our methodologies as part of efforts to standardise our impairment approach in anticipation of Basel II. The net positive impact of these changes in methodology was offset by an increase in impairment in the secured loans portfolio.

Operating expenses increased 16% (£71m) to £516m (2006: £445m). Excluding the property gain of £38m in the first half of 2006, operating expenses increased 7% (£33m) driven by continued investment in international businesses in Europe, the US and new emerging markets and the launch of new partnerships with Thomas Cook and Argos in the UK.

Barclaycard International continued to gain momentum and moved into profitability in the first half of 2007 delivering £26m profit before tax (2006: £8m loss before tax). New credit card products were launched in India and the United Arab Emirates. The Entercard joint venture, which is based in Scandinavia, continued to perform ahead of plan. Barclaycard US moved into profit with very strong average balance growth and a number of new card partnerships including Aer Lingus and ATA Airlines.

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest income	844	809	844
Net fee and commission income	598	593	628
Net trading income	18	3	3
Net investment income	97	141	47
Principal transactions	115	144	50
Net premiums from insurance contracts	162	177	174
Other income	42	40	34

Total income	1,761	1,763	1,730
Net claims and benefits on insurance contracts	(115)	(125)	(119)

Total income net of insurance claims	1,646	1,638	1,611
Impairment charges	(93)	(99)	(68)

Net income	1,553	1,539	1,543
Operating expenses excluding amortisation of intangible assets	(1,075)	(1,064)	(1,013)
Amortisation of intangible assets	(32)	(40)	(45)
Operating expenses	(1,107)	(1,104)	(1,058)
Share of post-tax results of associates and joint ventures	1	22	27
Profit on disposal of subsidiaries, associates and joint ventures	5	247	—

Profit before tax	452	704	512

Cost: income ratio	67%	67%	66%
Cost: net income ratio	71%	72%	69%

Risk Tendency	£315m	£220m	£195m

	As at
	30.06.07	31.12.06	30.06.06
Loans and advances to customers	£58.6bn	£53.2bn	£50.2bn
Customer accounts	£24.9bn	£22.1bn	£22.6bn
Total assets	£75.2bn	£68.6bn	£64.9bn
Risk weighted assets	£45.3bn	£40.8bn	£41.9bn

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking profit before tax decreased £60m to £452m (2006: £512m). Very strong profit growth in Rand terms in International Retail and Commercial Banking - Absa, was offset by depreciation in the Rand. International Retail and Commercial Banking - excluding Absa results for 2006 included a £55m gain from the sale and leaseback of property in Spain and a £21m share of post-tax results of the associate FirstCarribean International Bank which was sold in 2006.

A significant investment was made in infrastructure and distribution, including opening 185 new branches across Western Europe, Emerging Markets and Absa.

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking - excluding Absa

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest income	334	311	293
Net fee and commission income	208	181	185
Net trading income	20	5	12
Net investment income	50	37	29
Principal transactions	70	42	41
Net premiums from insurance contracts	45	61	50
Other income	5	6	14

Total income	662	601	583
Net claims and benefits on insurance contracts	(60)	(73)	(65)

Total income net of insurance claims	602	528	518
Impairment charges	(24)	(25)	(16)

Net income	578	503	502
Operating expenses excluding amortisation of intangible assets	(435)	(441)	(324)
Amortisation of intangible assets	(5)	(5)	(4)
Operating expenses	(440)	(446)	(328)
Share of post-tax results of associates and joint ventures	—	19	21
Profit on disposal of subsidiaries, associates and joint ventures	4	247	—

Profit before tax	142	323	195

Cost: income ratio	73%	85%	63%
Cost: net income ratio	76%	89%	65%

Risk Tendency	£105m	£75m	£70m

	As at
	30.06.07	31.12.06	30.06.06
Loans and advances to customers	£32.4bn	£29.0bn	£26.8bn
Customer accounts	£12.5bn	£11.0bn	£10.5bn
Total assets	£42.4bn	£38.2bn	£35.6bn
Risk weighted assets	£23.5bn	£20.1bn	£21.2bn

BARCLAYS PLC

RESULTS BY BUSINESS

The profit before tax of International Retail and Commercial Banking - excluding Absa (which comprises Western Europe and Emerging Markets) decreased 27% (£53m) to £142m (2006: £195m). Excluding a £55m gain from the sale and leaseback of property and a £21m share of post-tax results of the associate FirstCaribbean International Bank, both included in 2006, profit before tax increased 19%. This reflected both strong income growth and investment in the expansion of the distribution network and in technology.

Income increased 16% (£84m) to £602m (2006: £518m) driven by strong performances in Western Europe and Emerging Markets.

Net interest income increased 14% (£41m) to £334m (2006: £293m), reflecting very strong balance sheet growth. Total average customer loans increased 19% to £30.9bn (2006: £26.0bn) with lending margins broadly stable. Mortgage balance growth in Western Europe was very strong, with average Euro balances up 17% to £29.1bn (2006: £24.9bn). Average customer deposits increased 18% to £11.7bn (2006: £9.9bn) driven by growth in Western Europe and Emerging Markets. Liability margins declined primarily as a result of margin compression in Emerging Markets.

Net fee and commission income grew 12% (£23m) to £208m (2006: £185m). This reflected a strong performance in Spain and France, driven by higher service and insurance commissions.

Principal transactions increased £29m to £70m (2006: £41m), reflecting higher equity investment income in Spain and higher life assurance income.

Impairment charges increased £8m to £24m (2006: £16m). The increase, from a low historical base, reflected strong growth and lower recoveries.

Operating expenses increased 34% (£112m) to £440m (2006: £328m). Excluding a £55m gain from the sale and leaseback of property in Spain in 2006, operating expenses increased 15% driven by the accelerated expansion of the distribution network across Western Europe and Emerging Markets and investments in technology. We opened 173 new branches.

Western Europe continued to perform strongly. Profit before tax decreased 14% (£21m) to £124m (2006: £145m). However, excluding one-off gains on asset sales of £55m and integration costs of £16m in 2006 profit before tax increased 17% (£18m) to £124m (2006: £106m).

Barclays Spain profit before tax decreased 16% (£18m) to £96m (2006: £114m). However, excluding integration costs of £16m and the gains on asset sales of £55m in 2006 profit before tax increased 28% (£21m) to £96m (2006: £75m). This was driven by higher service and insurance commissions, increased customer lending and higher equity investment income. France also performed well driven by good growth in the balance sheet, higher service commissions and good cost control. Income grew strongly in Italy as a result of the opening of new branches and a broadening of the product offering but this was more than offset by higher investment costs. Profit before tax decreased in Portugal, with strong income growth more than offset by increased investment in the rapid expansion of the business.

Emerging Markets profit before tax increased 25% (£15m) to £74m (2006: £59m) driven by a strong rise in income as a result of very strong balance sheet growth across a broad range of markets. This was partially offset by increased investment in the business including branch openings and the launch of retail banking services in India.

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking - Absa

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest income	510	498	551
Net fee and commission income	390	412	443
Net trading income	(2)	(2)	(9)
Net investment income	47	104	18
Principal transactions	45	102	9
Net premiums from insurance contracts	117	116	124
Other income	37	34	20

Total income	1,099	1,162	1,147
Net claims and benefits on insurance contracts	(55)	(52)	(54)

Total income net of insurance claims	1,044	1,110	1,093
Impairment charges	(69)	(74)	(52)

Net income	975	1,036	1,041
Operating expenses excluding amortisation of intangible assets	(640)	(623)	(689)
Amortisation of intangible assets	(27)	(35)	(41)
Operating expenses	(667)	(658)	(730)
Share of post-tax results of associates and joint ventures	1	3	6
Profit on disposal of subsidiaries, associates and joint ventures	1	—	—

Profit before tax	310	381	317

Cost: income ratio	64%	59%	67%
Cost: net income ratio	68%	64%	70%
Risk Tendency	£210m	£145m	£125m

	As at
	30.06.07	31.12.06	30.06.06
Loans and advances to customers	£26.2bn	£24.2bn	£23.4bn
Customer accounts	£12.4bn	£11.1bn	£12.1bn
Total assets	£32.8bn	£30.4bn	£29.3bn
Risk weighted assets	£21.8bn	£20.7bn	£20.7bn

BARCLAYS PLC

RESULTS BY BUSINESS

International Retail and Commercial Banking - Absa profit before tax decreased 2% to £310m (2006: £317m).

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Capital

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest income	567	663	495
Net fee and commission income	614	436	516
Net trading income	2,761	1,423	2,139
Net investment income	206	296	277
Principal transactions	2,967	1,719	2,416
Other income	5	12	10

Total income	4,153	2,830	3,437
Impairment charges	(10)	28	(70)

Net income	4,143	2,858	3,367
Operating expenses excluding amortisation of intangible assets	(2,453)	(1,876)	(2,120)
Amortisation of intangible assets	(30)	(12)	(1)
Operating expenses	(2,483)	(1,888)	(2,121)

Profit before tax	1,660	970	1,246

Cost: income ratio	60%	67%	62%
Cost: net income ratio	60%	66%	63%
Compensation:net income ratio	47%	48%	49%

Average DVaR	£39.3m	£38.0m	£36.2m
Risk Tendency	£110m	£95m	£125m

	As at
	30.06.07	31.12.06	30.06.06
Total assets	£796.4bn	£657.9bn	£659.3bn
Risk weighted assets	£152.5bn	£137.6bn	£130.5bn
Corporate lending portfolio	£44.5bn	£40.6bn	£41.4bn

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Capital delivered record results in the first half of 2007 with its two best quarters ever. Profit before tax increased 33% (£414m) to £1,660m (2006: £1,246m). This was the result of a very strong income performance, driven by good growth across asset classes and geographical regions underpinned by the strength of the client franchise. Net income increased 23% (£776m) to £4,143m (2006: £3,367m). Absa Capital delivered a very strong growth in profit before tax of 49% to £67m (2006: £45m) in the first half of 2007, despite a 20% depreciation in the Rand against Sterling.

Income increased 21% (£716m) to £4,153m (2006: £3,437m) as a result of very strong growth in commodity, credit, equity, emerging market, mortgage and currency asset classes. Income grew in all geographical regions. Average DVaR increased 9% to £39.3m (2006: £36.2m).

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing client financing and risk management solutions. Secondary income increased 21% (£623m) to £3,534m (2006: £2,911m).

Net trading income increased 29% (£622m) to £2,761m (2006: £2,139m) with strong contributions across the Rates and Credit businesses, particularly fixed income, commodities, equity derivatives, structured credit and credit derivatives. There was very strong growth in primary bonds, emerging markets, mortgage backed securities and credit trading. Net investment income decreased 26% (£71m) to £206m (2006: £277m) due to lower investment realisations primarily in private equity and structured capital markets. Net interest income increased 15% (£72m) to £567m (2006: £495m) driven by higher contributions from money markets and the credit portfolio. Corporate lending increased 7% to £44.5bn (31st December 2006: £40.6bn).

Primary income, which comprises net fee and commission income from advisory and origination activities, grew 19% (£98m) to £614m (2006: £516m). This reflected higher volumes and continued market share gains in a number of key markets.

Impairment charges of £10m (2006: £70m) reflected the stable wholesale credit environment and recoveries in the period. The prior year included non credit-related impairment charges on available for sale assets of £83m.

Operating expenses increased 17% (£362m) to £2,483m (2006: £2,121m), largely driven by incremental performance related costs. The cost:net income ratio improved three percentage points to 60% (2006: 63%) and the compensation cost to net income ratio improved to 47% (2006: 49%). Barclays Capital has maintained its cost base flexibility with performance related pay, discretionary investment spend and short term contractor resources representing 54% (2006: 54%) of the cost base. Amortisation of intangible assets of £30m (2006: £1m) principally relates to mortgage service rights.

Total headcount increased 2,500 during the first half of 2007 to 15,700 (31st December 2006: 13,200) and included 1,400 from the acquisition of EquiFirst completed on 30th March 2007. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Global Investors

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest (expense)/income	(2)	3	7
Net fee and commission income	940	814	837
Net trading income	1	1	1
Net investment income	3	2	—
Principal transactions	4	3	1
Other income	1	—	—

Total income	943	820	845
Operating expenses excluding amortisation of intangible assets	(551)	(467)	(479)
Amortisation of intangible assets	(4)	(3)	(2)
Operating expenses	(555)	(470)	(481)

Profit before tax	388	350	364

Cost: income ratio	59%	57%	57%

	As at
	30.06.07	31.12.06	30.06.06
Total assets	£90.4bn	£80.5bn	£77.3bn
Risk weighted assets	£1.6bn	£1.4bn	£1.4bn

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Global Investors delivered good growth in profit before tax, which increased 7% (£24m) to £388m (2006: £364m). Very strong US Dollar income and profit growth was partially offset by the depreciation in the US Dollar. The growth was broadly based across products, distribution channels and geographies.

Net fee and commission income improved 12% (£103m) to £940m (2006: £837m). This growth was primarily attributable to increased management fees, particularly in the iShares and active businesses, and securities lending. Incentive fees increased 2% (£2m) to £109m (2006: £107m). Higher asset values, driven by higher market levels and good net new inflows, contributed to the growth in income.

Operating expenses increased 15% (£74m) to £555m (2006: £481m) as a result of significant investment in key growth initiatives and ongoing investment in product development and infrastructure. The cost: income ratio rose two percentage points to 59% (2006: 57%).

Headcount increased 400 to 3,100 (31st December 2006: 2,700). Headcount increased in all geographical regions and across product groups and the support functions, reflecting continued investment to support further growth.

Total assets under management increased 8% (£76bn) to £1,003bn (31st December 2006: £927bn) including net new inflows of £25bn and £12bn attributable to the acquisition of Indexchange Investment AG (Indexchange). The positive market move impact of £57bn was partially offset by £18bn of adverse exchange rate movements. In US$ terms assets under management increased by US$199bn to US$2,013bn (31st December 2006: US$1,814bn), comprising US$50bn of net new assets, US$23bn attributable to acquisition of Indexchange, US$115bn of favourable market movements and US$11bn of positive exchange rate movements.

The acquisition of Indexchange, a European exchange traded funds business, completed on 8th February 2007.

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Wealth

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest income	205	200	192
Net fee and commission income	359	329	345
Net trading income	7	1	1
Net investment income	59	130	24
Principal transactions	66	131	25
Net premium from insurance contracts	100	117	93
Other income	9	11	5

Total income	739	788	660
Net claims and benefits from insurance contracts	(104)	(206)	(82)

Total Income net of insurance claims	635	582	578
Impairment charges	(2)	(1)	(1)

Net income	633	581	577
Operating expenses excluding amortisation of intangible assets	(458)	(463)	(446)
Amortisation of intangible assets	(2)	(2)	(2)
Operating expenses	(460)	(465)	(448)

Profit before tax	173	116	129

Cost: income ratio	72%	80%	78%

Risk Tendency	£10m	£10m	£10m

	As at
	30.06.07	31.12.06	30.06.06
Customer accounts	£30.9bn	£28.3bn	£28.0bn
Loans and advances to customers	£7.1bn	£6.2bn	£5.5bn
Total assets	£16.7bn	£15.0bn	£14.2bn
Risk weighted assets	£6.9bn	£6.1bn	£5.2bn

BARCLAYS PLC

RESULTS BY BUSINESS

Barclays Wealth profit before tax showed very strong growth of 34% (£44m) to £173m (2006: £129m). Performance was driven by broadly based income growth, favourable market conditions, reduced redress costs and tight cost control. This was partially offset by additional volume related costs and increased investment in people and infrastructure to support future growth.

Income increased 10% (£57m) to £635m (2006: £578m).

Net interest income increased 7% (£13m) to £205m (2006: £192m) reflecting growth in both customer deposits and customer lending. Average deposits grew 6% to £29.1bn (2006: £27.5bn). Average lending grew 23% to £6.5bn (2006: £5.3bn) driven by increased lending to private banking and intermediary clients. Deposit margins were stable at 1.08% whilst asset margins increased to 1.12% (2006:1.07%).

Net fee and commission income grew 4% (£14m) to £359m (2006: £345m). This reflected growth in client assets and higher transactional income, including increased sales of investment products to affluent and high net worth clients.

Principal transactions increased to £66m (2006: £25m) driven by a significant increase in the value of the unit linked insurance contracts largely offset by a £22m increase in net claims and benefits on insurance contracts to £104m (2006: £82m).

Operating expenses increased 3% to £460m (2006: £448m) with greater volume related and investment costs partially offset by efficiency gains and lower customer redress costs of £18m (2006: £34m). Ongoing investment costs included increased hiring of client facing staff and improvements to infrastructure with the upgrade of technology and operations platforms. The cost: income ratio improved six percentage points to 72% (2006: 78%).

Total client assets, comprising customer deposits and client investments, increased 20% (£20.9bn) to £126.8bn (2006: £105.9bn) reflecting strong net new asset inflows, favourable market conditions and the acquisition of Walbrook, an independent fiduciary services company, which completed on 18th May 2007.

BARCLAYS PLC

RESULTS BY BUSINESS

Head office functions and other operations

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net interest income	5	72	8
Net fee and commission income	(194)	(176)	(183)
Net trading income/(loss)	20	(15)	55
Net investment income	1	8	(6)
Principal transactions	21	(7)	49
Net premiums from insurance contracts	72	104	93
Other income	16	29	10

Total income	(80)	22	(23)
Impairment (charges)/releases	(11)	35	(24)

Net income	(91)	57	(47)
Operating expenses excluding amortisation of intangible assets	(112)	(153)	(106)
Amortisation of intangible assets	(4)	(6)	(4)
Operating expenses	(116)	(159)	(110)

Loss before tax	(207)	(102)	(157)

Risk Tendency	£5m	£10m	£25m

	As at
	30.06.07	31.12.06	30.06.06
Total assets	£5.4bn	£7.1bn	£9.3bn
Risk weighted assets	£1.5bn	£1.9bn	£3.4bn

BARCLAYS PLC

RESULTS BY BUSINESS

Head office functions and other operations loss before tax increased £50m to £207m (2006: loss £157m).

Net interest income fell £3m to £5m (2006: £8m) and included the cost of hedging the foreign exchange risk on the Group’s equity investment in Absa, which amounted to £42m (2006: £39m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate the inter-segment transactions are included in Head office functions and other operations.

The impact of such inter-segment adjustments increased £28m to £109m (2006: £81m). These adjustments related to internal fees for structured capital market activities of £79m (2006: £41m) and fees paid to Barclays Capital for capital raising and risk management advice of £18m (2006: £8m), both of which reduced net fee and commission income in Head Office. The impact on the inter-segment adjustments of the timing of the recognition of insurance commissions included in Barclaycard and UK Retail was a reduction in Head Office income of £17m (2006: £35m). This net reduction was reflected in a decrease in net fee and commission income of £89m (2006: £128m) and an increase in net premium income of £72m (2006: £93m).

Principal transactions decreased £28m to £21m (2006: £49m). 2007 included a profit of £2m (2006: £59m) in respect of the economic hedge of the translation exposure arising from Absa foreign currency earnings.

The impairment charge fell £13m to £11m (2006: £24m).

Operating expenses increased £6m to £116m (2006: £110m).

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Net interest income

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Cash and balances with central banks	12	9	7
Financial investments	1,444	1,405	1,406
Loans and advances to banks	608	455	523
Loans and advances to customers	9,054	8,407	7,883
Other	919	985	725

Interest income	12,037	11,261	10,544

Deposits from banks	(1,471)	(1,556)	(1,263)
Customer accounts	(1,902)	(1,232)	(1,844)
Debt securities in issue	(2,994)	(2,894)	(2,388)
Subordinated liabilities	(398)	(437)	(340)
Other	(683)	(403)	(305)

Interest expense	(7,448)	(6,522)	(6,140)

Net interest income	4,589	4,739	4,404

Group net interest income increased 4% (£185m) to £4,589m (2006: £4,404m) reflecting balance sheet growth across a number of businesses.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge decreased to £126m expense (2006: £47m income), largely due to the impact of relatively higher short-term interest rates and lower medium-term rates.

Interest income includes £53m (2006: £48m) accrued on impaired loans.

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Net fee and commission income

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Fee and commission income	4,292	3,928	4,077
Fee and commission expense	(480)	(403)	(425)

Net fee and commission income	3,812	3,525	3,652

Net fee and commission income increased 4% (£160m) to £3,812m (2006: £3,652m) with the increase spread across a number of businesses including UK Retail Banking, UK Business Banking, Barclays Capital and Barclays Global Investors.

Fee and commission income rose 5% (£215m) to £4,292m (2006: £4,077m) reflecting good growth in current account income in UK Retail Banking and strong growth in lending fees, syndication fees and transaction related income in UK Business Banking. Fee income in Barclays Capital increased due to higher volumes and continued market share gains in a number of key markets whilst Barclays Global Investors fee income grew as a result of increased management fees particularly in iShares and active businesses.

Fee and commission expense increased 13% (£55m) to £480m (2006: £425m) largely reflecting increases in Barclays Capital arising from higher volumes.

Total foreign exchange income was £477m (2006: £457m) and consisted of revenues earned from both retail and wholesale activities. Foreign exchange income earned on customer transactions by individual businesses is reported in those respective business units within fee and commission income. The foreign exchange income earned in Barclays Capital and in Treasury is reported within principal transactions.

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Principal transactions

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Rates related business	2,002	1,212	1,636
Credit related business	809	201	565

Net trading income	2,811	1,413	2,201

Cumulative gain from disposal of available for sale assets	159	187	120
Dividend income	18	(3)	18
Net income from financial instruments designated at fair value	102	361	86
Other investment income	117	43	150

Net investment income	396	588	374

Principal transactions	3,207	2,001	2,575

The majority of the Group’s trading income is generated in Barclays Capital.

Net trading income increased 28% (£610m) to £2,811m (2006: £2,201m) due to excellent performances in Barclays Capital Rates and Credit businesses particularly fixed income, commodities, equity derivatives, structured credit and credit derivatives. There was very strong growth in primary bonds, emerging markets, mortgage backed securities and credit trading.

Net investment income increased 6% (£22m) to £396m (2006: £374m).

The cumulative gain from disposal of available for sale assets increased 33% (£39m) to £159m (2006: £120m) reflecting profits realised on the sale of investments partially offset by lower equity realisations primarily in private equity and structured capital markets.

Fair value movements on certain assets and liabilities have been reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed £83m (2006: £46m).

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Net premiums from insurance contracts

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Gross premiums from insurance contracts	465	572	536
Premiums ceded to reinsurers	(23)	(22)	(26)

Net premiums from insurance contracts	442	550	510

Net premiums from insurance contracts decreased 13% (£68m) to £442m (2006: £510m), primarily due to lower customer take up of loan protection insurance.

Other income

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Increase/(decrease) in fair value of assets held in respect of linked liabilities to customers under investment contracts	2,810	10,377	(2,960)
(Increase)/decrease in liabilities to customers under investment contracts	(2,810)	(10,377)	2,960
Property rentals	27	27	28
Loss on part disposal of Monument credit card portfolio	(27)	—	—
Other	100	126	33

Other income	100	153	61

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within Other income.

Net claims and benefits paid on insurance contracts

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Gross claims and benefits incurred on insurance contracts	254	353	235
Reinsurers’ share of claims incurred	(6)	(11)	(2)

Net claims and benefits incurred on insurance contracts	248	342	233

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Impairment charges

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Impairment charges on loans and advances
- New and increased impairment allowances	1,223	1,465	1,257
- Releases	(136)	(238)	(151)
- Recoveries	(124)	(134)	(125)

Impairment charges on loans and advances (see note 5)	963	1,093	981

Other credit provisions
(Credits)/charges for the year in respect of provision for undrawn contractually committed facilities and guarantees provided	(4)	1	(7)

Impairment charges on loans and advances and other credit provisions	959	1,094	974

Impairment charges on available for sale assets	—	3	83

Total impairment charges	959	1,097	1,057

Total impairment charges decreased 9% (£98m) to £959m (2006: £1,057m).

Impairment charges on loans and advances and other credit provisions

Impairment charges on loans and advances and other credit provisions decreased 2% (£15m) to £959m (2006: £974m). In retail sectors this reflected a decrease in flows into delinquency and arrears balances across UK cards and unsecured loans; and some increase in impairment following book growth in international portfolios. UK mortgage impairment remained negligible. In addition, the wholesale credit environment remained stable with continued low levels of default.

Impairment charges on loans and advances and other credit provisions as a percentage of total loans and advances fell to 0.52% (2006: 0.61%) as total loans and advances grew by 14% to £367,711m (2006: £320,831m).

Retail impairment charges on loans and advances and other credit provisions fell 5% (£39m) to £800m (2006: £839m). As a result, retail impairment charges as a percentage of period end total loans and advances of £147,730m (2006: £134,534m) improved to 1.08% (2006: 1.25%). We made changes to our methodologies as part of efforts to standardise our impairment approach in anticipation of Basel II.

In the UK retail businesses, high debt levels and changing social attitudes to bankruptcy have, until recently, led to sustained growth in personal insolvency. This growth has now slowed but rising interest rates meant that household cashflows remained under pressure. In UK cards and unsecured loans, improvements in new customer quality and earlier customer intervention helped cut flows into delinquency while arrears balances trended downwards since the third quarter of last year. In UK cards, these trends continued to drive down charge-offs. UK unsecured loans showed positive delinquency flow trends, although charge-offs have not yet fallen from last year’s levels.

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Impairment charges on loans and advances and other credit provisions (continued)

In UK Home Finance, mortgage delinquencies as a percentage of outstandings remained stable and amounts charged off were low, with the result that there was a small release to impairment. The impairment charge in Barclaycard UK secured lending increased sharply in the second half of 2006 reflecting very strong book growth and stricter criteria for management of early cycle delinquency. The impairment charge in the first half of 2007 was consistent with the second half of 2006 and Risk Tendency was broadly stable.

The impairment charge in the international card portfolios increased, from a low base, as the balance sheet grew strongly in 2006 and the first half of 2007.

Arrears in some of Absa’s key retail portfolios deteriorated in 2007, driven by interest rate increases in 2006 and 2007 and pressure on collections. Action has been taken to reduce some of the higher risk customer balances.

In the wholesale and corporate businesses, impairment charges on loans and advances and other credit provisions increased 12% (£17m) to £159m (2006: £142m). Wholesale and corporate impairment charges as a percentage of period end total loans and advances of £219,981m (2006: £186,297m) was broadly stable at 0.14% (2006: 0.15%).

Impairment on available for sale assets

In 2006, there was an impairment charge related to losses on assets in the available for sale portfolio. There has been no corresponding charge in the first half of 2007.

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Operating expenses

		Half Year ended
		30.06.07	31.12.06	30.06.06
		£m	£m	£m
	Staff costs (refer to page 46)	4,581	4,022	4,147
	Administrative expenses	1,893	2,064	1,916
	Depreciation	227	248	207
Impairment loss	- property and equipment	—	8	6
	- intangible assets	2	7	—
	Operating lease rentals	204	177	168
	Gain on property disposals	(147)	(194)	(238)
	Amortisation of intangible assets	87	73	63

	Operating expenses	6,847	6,405	6,269

Operating expenses grew 9% (£578m) to £6,847m (2006: £6,269m). The increase was driven by growth of 10% (£434m) in staff costs to £4,581m (2006: £4,147m).

Administrative expenses fell 1% (£23m) to £1,893m (2006: £1,916m) reflecting tight cost control across all businesses.

Operating lease rentals increased 21% (£36m) to £204m (2006: £168m), primarily due to increased levels of property held under operating leases.

Operating expenses were reduced by gains from the sale of property of £147m (2006: £238m) as the Group continued the sale and leaseback of its freehold portfolio which was substantially reinvested in the business.

Amortisation of intangible assets increased 38% (£24m) to £87m (2006: £63m) primarily reflecting the amortisation of mortgage servicing rights relating to the acquisition of HomEq in November 2006.

The Group cost:income ratio increased one percentage point to 58% (2006: 57%). The Group cost:net income ratio was 63% (2006: 63%).

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Staff costs

	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Salaries and accrued incentive payments	3,856	3,271	3,364
Social security costs	301	210	292
Pension costs
- defined contribution plans	71	73	55
- defined benefit plans	77	140	142
Other post retirement benefits	12	15	15
Other	264	313	279

Staff costs	4,581	4,022	4,147

Staff costs increased 10% (£434m) to £4,581m (2006: £4,147m).

Salaries and accrued incentive payments rose 15% (£492m) to £3,856m (2006: £3,364m), largely reflecting incremental performance related costs in Barclays Capital associated with strong results.

Defined benefit plans pension costs have decreased 46% (£65m) to £77m (2006: £142m). This has been caused by changed assumptions leading to falling service costs and an increase in the expected return on scheme assets.

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Staff numbers

	As at
	30.06.07	31.12.06	30.06.06
UK Banking	41,700	42,600	42,900
UK Retail Banking	33,900	34,500	35,000
UK Business Banking	7,800	8,100	7,900
Barclaycard	8,300	8,500	8,300
International Retail and Commercial Banking	50,800	47,800	46,800
International Retail and Commercial Banking-ex Absa	16,800	13,900	13,100
International Retail and Commercial Banking-Absa	34,000	33,900	33,700
Barclays Capital	15,700	13,200	10,500
Barclays Global Investors	3,100	2,700	2,400
Barclays Wealth	6,900	6,600	6,400
Head office functions and other operations	1,200	1,200	1,000

Total Group permanent and fixed term contract staff worldwide	127,700	122,600	118,300

Agency staff worldwide	15,000	9,100	8,700

Total including agency staff	142,700	131,700	127,000

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprised 61,700 (31st December 2006: 62,400) in the UK and 66,000 (31st December 2006: 60,200) internationally.

UK Banking staff numbers decreased 900 to 41,700 (31st December 2006: 42,600), primarily due to reductions in back office operations.

Barclaycard staff numbers decreased 200 to 8,300 (31st December 2006: 8,500), due to the sale of part of the Monument card portfolio, partially offset by an increase in the International cards businesses.

International Retail and Commercial Banking staff numbers increased 3,000 to 50,800 (31st December 2006: 47,800). International Retail and Commercial Banking - excluding Absa staff numbers increased 2,900 to 16,800 (31st December 2006: 13,900) due to growth in the distribution network in Emerging Markets and Western Europe. International Retail and Commercial Banking - Absa staff numbers increased 100 to 34,000 (31st December 2006: 33,900), reflecting continued growth in the business.

Barclays Capital staff numbers increased 2,500 during 2007 to 15,700 (31st December 2006:13,200) including 1,400 from the acquisition of EquiFirst. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.

Barclays Global Investors staff numbers increased 400 to 3,100 (31st December 2006: 2,700) spread across regions, product groups and support functions, reflecting continued investment to support strategic initiatives.

Barclays Wealth staff numbers increased 300 to 6,900 (31st December 2006: 6,600) principally due to the acquisition of Walbrook.

Head office functions and other operations staff numbers remained stable at 1,200.

Agency staff numbers rose 5,900 to 15,000 (31st December 2006: 9,100) due to the additional sales agents engaged in retail banking activities across Emerging Markets, particularly in India, to support the continued growth of international business.

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Share of post-tax results of associates and joint ventures

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Profit from associates	3	24	29
(Loss)/profit from joint ventures	(3)	(8)	1

Share of post-tax results of associates and joint ventures	—	16	30

The share of post-tax results of associates and joint ventures decreased £30m to £nil (2006: £30m), principally due to the sale of the Group’s interest in FirstCaribbean International Bank, which completed on 22nd December 2006.

Profit on disposal of subsidiaries, associates and joint ventures

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Profit on disposal of subsidiaries, associates and joint ventures	5	323	—

The profit on disposal in the first half of 2007 relates mainly to the partial disposal of the Group’s shareholding in Gabetti Property Solutions.

Tax

The tax charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2007 (2006: 30%). The effective rate of tax for the first half of 2007, based on profit before tax, was 28.2% (2006: 29.2%). The effective tax rate differs from 30% as it takes account of the different tax rates which are applied to the profits earned outside the UK, disallowable expenditure, non-taxable gains and income and adjustments to prior year tax provisions. The forthcoming change in the UK mainstream rate of corporation tax from 30% to 28% on 1st April 2008 has led to an additional tax charge in 2007 as a result of its effect on the Group’s net deferred tax asset. The effective tax rate for this interim period is marginally higher than the 2006 full year rate, principally because there was, in 2006, a higher level of profit on disposals of subsidiaries, associates and joint ventures offset by losses or exemptions. The tax charge for the first half of the year includes £706m (2006: £640m) arising in the UK and £452m (2006: £432m) arising overseas.

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Profit attributable to minority interests

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Absa Group Limited	129	140	122
Preference shares	90	90	85
Reserve capital instruments	44	45	47
Upper tier 2 instruments	8	8	7
Barclays Global Investors minority interests	22	21	26
Other minority interests	16	26	7

Profit attributable to minority interests	309	330	294

Earnings per share

Half Year ended
	30.06.07		31.12.06		30.06.06
Profit attributable to equity holders of the parent	£2,634m		£2,264m		£2,307m
Dilutive impact of convertible options	£(13m	)	£(17m	)	£(17m	)

Profit attributable to equity holders of the parent including dilutive impact of convertible options	£2,621m		£2,247m		£2,290m

Basic weighted average number of shares in issue	6,356m		6,360m		6,353m
Number of potential ordinary shares[1]	178m		152m		177m

Diluted weighted average number of shares	6,534m		6,512m		6,530m

	p		p		p
Basic earnings per ordinary share	41.4		35.6		36.3

Diluted earnings per ordinary share	40.1		34.5		35.1

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts, currently not vested and shares held for trading.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts currently not vested and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 178 million (2006: 177 million).

[1]	Potential ordinary shares reflect the dilutive impact of share options outstanding.

BARCLAYS PLC

RESULTS BY NATURE OF INCOME AND EXPENSE

Dividends on ordinary shares

The Board has decided to pay, on 1st October 2007, an interim dividend for the year ended 31st December 2007 of 11.5p per ordinary share for shares registered in the books of the Company at the close of business on 17th August 2007. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2007-2008 UK tax year in mid-October 2007.

The amount payable for the 2007 interim dividend based on the number of shares outstanding at 30th June 2007 would be £731m (half-year ended 31st December 2006: £1,311m; half-year ended 30th June 2006: £666m). This amount does not include the effects of the share subscriptions and share buy back programme described in the Recent developments section on page 62. This amount also excludes £22m payable on own shares held by employee benefit trusts (half-year ended 31st December 2006: £30m; half-year ended 30th June 2006: £18m).

For qualifying US and Canadian resident ADR holders, the interim dividend of 11.5p per ordinary share becomes 46p per ADS (representing four shares). The ADR depositary will mail the dividend on 1st October 2007 to ADR holders on the record on 17th August 2007.

For qualifying Japanese shareholders, the final dividend of 11.5p per ordinary share will be distributed in mid-October to shareholders on the record on 17th August 2007.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 7th September 2007 for it to be effective in time for the payment of the interim dividend on 1st October 2007. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

BARCLAYS PLC

ANALYSIS OF AMOUNTS INCLUDED IN THE BALANCE SHEET

Capital resources

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Shareholders’ equity excluding minority interests	20,973	19,799	17,988

Preference shares	3,431	3,414	3,435
Reserve capital instruments	1,921	1,906	1,922
Upper tier 2 instruments	586	586	586
Absa minority interests	1,541	1,451	1,397
Other minority interests	269	234	211
Minority interests	7,748	7,591	7,551

Total shareholders’ equity	28,721	27,390	25,539
Subordinated liabilities	15,067	13,786	13,629

Total capital resources	43,788	41,176	39,168

The authorised share capital of Barclays PLC was £2,500m (31st December 2006: £2,500m) comprising 9,996 million (31st December 2006: 9,996 million) ordinary shares of 25p each and 1 million (31st December 2006: 1 million) staff shares of £1 each. Called up share capital comprises 6,545 million (31st December 2006: 6,535 million) ordinary shares of 25p each and 1 million (31st December 2006: 1 million) staff shares of £1 each.

Total capital resources increased £2,612m to £43,788m (31st December 2006: £41,176m).

Shareholders’ equity excluding minority interests increased £1,174m since 31st December 2006. The increase reflected profits attributable to equity holders of the parent of £2,634m, increases in share capital and share premium of £44m and increases in available for sale reserves of £106m. Offsetting these movements were dividends paid of £1,311m, decreases in the cash flow hedging reserves of £177m, a £43m decrease due to changes in treasury and Employee Share Ownership Plan shares, a £48m decrease in the currency translation reserve and other decreases in retained reserves of £31m.

Subordinated liabilities have increased £1,281m to £15,067m (31st December 2006: £13,786m). This increase is driven by capital issuances of £2,400m, partially offset by redemptions of £670m, a decrease to the adjustment associated with fair value hedge arrangements of £344m, a decrease of £124m relating to movements in exchange rates.

Minority interests increased £157m to £7,748m (31st December 2006: £7,591m).

BARCLAYS PLC

ANALYSIS OF AMOUNTS INCLUDED IN THE BALANCE SHEET

Capital ratios

Risk weighted assets and capital resources, as defined for regulatory purposes by the FSA, comprised:

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Risk weighted assets:
Banking book
On-balance sheet	202,835	197,979	190,979
Off-balance sheet	33,748	33,821	33,010
Associated undertakings and joint ventures[1]	1,075	2,072	6,351

Total banking book	237,658	233,872	230,340

Trading book
Market risks	33,811	30,291	27,477
Counterparty and settlement risks	46,574	33,670	33,107

Total trading book	80,385	63,961	60,584

Total risk weighted assets	318,043	297,833	290,924

Capital resources:
Tier 1
Called up share capital	1,637	1,634	1,628
Eligible reserves	21,323	19,608	18,061
Minority interests[2]	8,405	7,899	7,629
Tier 1 notes[3]	887	909	941
Less: intangible assets	(7,757)	(7,045)	(7,242)
Less: deductions from Tier 1 capital[4]	(26)	—	—

Total qualifying Tier 1 capital	24,469	23,005	21,017

Tier 2
Revaluation reserves	24	25	25
Available for sale-equity gains	440	221	188
Collectively assessed impairment allowances	2,527	2,556	2,593
Minority Interests	441	451	479
Qualifying subordinated liabilities[5]
Undated loan capital	3,174	3,180	3,200
Dated loan capital	8,626	7,603	8,157
Less: deductions from Tier 2 capital[4]	(26)	—	—

Total qualifying Tier 2 capital	15,206	14,036	14,642

Less: Regulatory deductions:
Investments not consolidated for regulatory purposes	(947)	(982)	(946)
Other deductions	(1,276)	(1,348)	(998)

	(2,223)	(2,330)	(1,944)

Total net capital resources	37,452	34,711	33,715

Equity Tier 1 ratio	5.3%	5.3%	4.9%
Tier 1 ratio	7.7%	7.7%	7.2%
Risk asset ratio	11.8%	11.7%	11.6%

[1]

From 1st January 2007, under the FSA’s Prudential Sourcebook for Banks, Building Societies and Investment Firms, eligible associates are proportionally, rather than fully, consolidated for regulatory purposes.

[2]

Includes reserve capital instruments of £3,222m (31st December 2006: £2,765m; 30th June 2006: £2,158m). Of this amount, an issue of £500m was made during 2007. This issue is classified within subordinated liabilities on the consolidated balance sheet.

[3]	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.
[4]	From 1st January 2007, under the FSA’s General Prudential Sourcebook, certain deductions are made directly from Tiers 1 and 2 rather than being included in regulatory deductions.
[5]	Subordinated liabilities included in Tier 2 Capital are subject to limits laid down in the regulatory requirements.

BARCLAYS PLC

ANALYSIS OF AMOUNTS INCLUDED IN THE BALANCE SHEET

Capital ratios (continued)

At 30th June 2007, the Tier 1 Capital ratio was 7.7% and the risk asset ratio was 11.8%. From 31st December 2006, total net capital resources rose £2.7bn and risk weighted assets increased £20.2bn.

Tier 1 capital rose £1.5bn, including £1.3bn arising from profits attributable to equity holders net of dividends paid. Minority interests within Tier 1 capital increased £0.5bn primarily due to the issuance of reserve capital instruments. The deduction for goodwill and intangible assets increased by £0.7bn. Tier 2 capital increased £1.2bn mainly as a result of net issuance of £1.2bn of dated loan capital.

Reconciliation of regulatory capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders’ equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes, is set out below:

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Shareholders’ equity excluding minority interests	20,973	19,799	17,988

Available for sale reserve	(238)	(132)	(9)
Cash flow hedging reserve	407	230	172
Adjustments to retained earnings
Defined benefit pension scheme	1,261	1,165	1,302
Additional companies in regulatory consolidation and non-consolidated companies	(230)	(498)	(101)
Foreign exchange on RCIs and upper Tier 2 loan stock	533	504	398
Other adjustments	254	174	(61)

Called up share capital and eligible reserves for regulatory purposes	22,960	21,242	19,689

BARCLAYS PLC

ANALYSIS OF AMOUNTS INCLUDED IN THE BALANCE SHEET

Total assets and risk weighted assets

Total assets increased 16% to £1,158.3bn (2006: £996.8bn). Risk weighted assets increased 7% to £318.0bn (31st December 2006: £297.8bn). Loans and advances to customers that have been securitised increased £6.5bn to £30.9bn (31st December 2006: £24.4bn). The increase in risk weighted assets since 2006 reflected a rise of £3.8bn in the banking book and a rise of £16.4bn in the trading book.

UK Retail Banking total assets increased 3% to £84.3bn (31st December 2006: £81.7bn). This was mainly attributable to growth in mortgage balances. Risk weighted assets fell 1% to £42.5bn (31st December 2006: £43.0bn) with growth in mortgages offset by an increase in securitised balances.

UK Business Banking total assets grew 5% to £69.5bn (31st December 2006: £65.9bn) driven by good growth across lending products. Risk weighted assets increased 2% to £50.8bn (31st December 2006: £50.0bn), reflecting asset growth partially offset by increased regulatory netting and an increase in securitised balances.

Barclaycard total assets increased 1% to £20.4bn (31st December 2006: £20.1bn). Risk weighted assets increased 1% to £17.1bn (31st December 2006: £17.0bn), primarily reflecting underlying net business growth, broadly offset by the redemption of a securitisation transaction, changes to the regulatory treatment of associates and the sale of part of the Monument portfolio.

International Retail and Commercial Banking - excluding Absa total assets grew 11% to £42.4bn (31st December 2006: £38.2bn) driven by increases in mortgages and unsecured lending in the retail sectors in Western Europe. Risk weighted assets increased 17% to £23.5bn (31st December 2006: £20.1bn), reflecting the balance sheet growth.

International Retail and Commercial Banking - Absa total assets increased 8% to £32.8bn (31st December 2006: £30.4bn), primarily driven by increases in mortgages and commercial lending. Risk weighted assets increased 5% to £21.8bn (31st December 2006: £20.7bn), reflecting the balance sheet growth.

Barclays Capital total assets rose 21% to £796.4bn (31st December 2006: £657.9bn). This reflected the continued expansion of the business, with growth mainly attributable to increases in traded debt and equity securities and grossed-up derivative positions. Risk weighted assets increased 11% to £152.5bn (31st December 2006: £137.6bn) in line with risk, driven by the growth in trading portfolios and derivatives.

Barclays Global Investors total assets increased 12% to £90.4bn (31st December 2006: £80.5bn), mainly attributable to growth in insurance products. The majority of total assets relates to asset management products with equal and offsetting balances reflected within liabilities to customers. Risk weighted assets increased 14% to £1.6bn (31st December 2006: £1.4bn).

Barclays Wealth total assets increased 11% to £16.7bn (December 2006: £15.0bn) reflecting strong growth in lending to high net worth, affluent and intermediary clients. Risk weighted assets increased 13% to £6.9bn (31st December 2006: £6.1bn) reflecting the increase in lending.

Head office functions and other operations total assets decreased 24% to £5.4bn (31st December 2006: £7.1bn). Risk weighted assets decreased 21% to £1.5bn (31st December 2006: £1.9bn).

BARCLAYS PLC

PERFORMANCE MANAGEMENT

Performance relative to the 2004 to 2007 goal period

Barclays will continue to use goals to drive performance. At the end of 2003, Barclays established a set of four year performance goals for the period 2004 to 2007 inclusive. The primary goal is to achieve top quartile total shareholder return (TSR) relative to a peer group1 of financial services companies. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments. The peer group is regularly reviewed to ensure that it remains aligned to our business mix and the direction and scale of our ambition.

In terms of progress towards the Group’s goal, Barclays delivered Total Shareholder Return (TSR) of 63% and was positioned 6th within its peer group (second quartile) for the goal period commencing 1st January 2004.

[1]	Peer group for 2007 remained unchanged from 2006: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS.

BARCLAYS PLC

PERFORMANCE MANAGEMENT

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency models provide statistical estimates of loss levels within a rolling 12 month period based on averages in the ranges of possible losses expected from each of the current portfolios. This contrasts with impairment allowances required under accounting standards, which are based on objective evidence of actual impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.

	30.06.07	31.12.06	30.06.06
	£m	£m	£m
UK Banking	870	790	705
UK Retail Banking	580	500	430
UK Business Banking	290	290	275
Barclaycard	1,000	1,135	1,105
International Retail and Commercial Banking	315	220	195
International Retail and Commercial Banking-ex Absa	105	75	70
International Retail and Commercial Banking-Absa	210	145	125
Barclays Capital	110	95	125
Barclays Wealth	10	10	10
Transition Businesses[1]	5	10	25

	2,310	2,260	2,165

Risk Tendency increased £50m (2%) to £2,310m (31st December 2006: £2,260m) reflecting the broadly stable risk profile of the loan book. Factors influencing Risk Tendency included the very strong growth (16%) of the Group loans and advances balances, particularly in Barclays Capital where the Risk Tendency component is very low, methodology enhancements in UK Retail Banking, and the maturation in the credit risk profile in the international card portfolios. These were partially offset by a portfolio sale, methodology refinements in Barclaycard and improvements in the credit risk profile in the wholesale and corporate portfolios.

UK Retail Banking Risk Tendency increased £80m to £580m (31st December 2006: £500m). This reflects £120m methodology enhancements in unsecured loans to bring them more in line with UK cards. Excluding these enhancements Risk Tendency decreased by £40m reflecting an improvement in the credit risk profile in the UK unsecured personal loan portfolios offset by some growth in loan balances.

Barclaycard Risk Tendency decreased £135m to £1,000m (31st December 2006: £1,135m) reflecting the sale of part of the Monument portfolio and a methodology enhancement in the UK cards portfolio. Excluding these factors, Risk Tendency increased by £20m reflecting balance sheet growth in the international portfolios offset by some improvement in the credit risk profile of UK cards.

Risk Tendency at International Retail and Commercial Banking - excluding Absa increased £30m to £105m (31st December 2006: £75m) reflecting a change to the risk profile in Emerging Markets and balance sheet growth in Emerging Markets and Western Europe.

International Retail and Commercial Banking - Absa Risk Tendency increased £65m to £210m (31st December 2006: £145m) caused by a weakening of retail credit conditions in South Africa after a series of interest rate rises in 2006 and 2007 and balance sheet growth.

[1]	Included within Head office functions and other operations.

BARCLAYS PLC

ADDITIONAL INFORMATION

Group reporting changes in 2007

Barclays announced on 19th June 2007 the impact of certain changes in Group Structure and reporting on the 2006 results. There was no impact on the Group income statement or balance sheet.

UK Retail Banking. The unsecured lending business, previously managed and reported within Barclaycard and the Barclays Financial Planning business, previously managed and reported within Barclays Wealth are now managed and reported within UK Retail Banking. The changes combine these products with related products already offered by UK Retail Banking. In the UK certain UK Premier customers are now managed and reported within Barclays Wealth.

Barclaycard. The unsecured lending portfolio, previously managed and reported within Barclaycard, has been transferred and is now managed and reported within UK Retail Banking.

International Retail and Commercial Banking - excluding Absa. A number of high net worth customers are now managed and reported within Barclays Wealth in order to better match client profiles to wealth services.

Barclays Wealth. In the UK and Western Europe certain Premier and high net worth customers are now managed and reported within Barclays Wealth having been previously reported within UK Retail Banking and International Retail and Commercial Banking – excluding Absa.

The Barclays Financial Planning business previously managed and reported within Barclays Wealth, has become a fully integrated part of and is managed and reported within UK Retail Banking. Finally with effect from 1st January 2007 Barclays Wealth – closed life assurance activities continues to be managed within Barclays Wealth and for reporting purposes has been combined rather than being reported separately.

The structure and reporting remains unchanged for UK Business Banking, International Retail and Commercial Banking- Absa, Barclays Capital, Barclays Global Investors and Head Office Functions and Other Operations.

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2006 Annual report. Therefore the information in this announcement has been prepared using the accounting policies and presentation applied in 2006.

Changes to the UK Financial Services Authority Listing, Prospectus, Disclosure and Transparency Rules to implement the European Union Transparency Directive, including the requirement for the half-yearly report to be prepared in accordance with IAS 34 ‘Interim Financial Reporting,’ first apply to financial years beginning on or after 20th January 2007. Therefore the revised Listing, Prospectus and Disclosure Rules will first be applied to the June 2008 Interim Results Announcement.

BARCLAYS PLC

ADDITIONAL INFORMATION

Future accounting developments

IFRS 7 (‘Financial Instruments Disclosures’) and an amendment to IAS 1 (‘Presentation of Financial Statements’) on capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1st January 2007 and have been adopted by the European Commission. The new or revised disclosures will be included in the financial statements for the year ended 31st December 2007.

Consideration will be given during the second half of 2007 to the implications, if any, of the following IFRIC interpretations issued during 2006 and 2007 which would first apply to the Group accounting period beginning on 1st January 2008:

•	IFRIC 11 IFRS 2 - Group and Treasury Share Transactions

•	IFRIC 12 Service Concession Arrangements

•	IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IFRS 8 (‘Operating Segments’) was issued in November 2006 and would first be required to be applied to the Group accounting period beginning on 1st January 2009. The standard replaces IAS 14 Segmental Reporting and would align operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard has not been endorsed for use in the European Union. Once it has been endorsed, the Group will consider the enhancements that permitted early adoption in 2008 may make to the transparency of the segmental disclosures.

IFRIC 13 Customer Loyalty Programs was issued in June 2007 and would first apply to the Group accounting period beginning on 1st January 2009. The Interpretation addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. It requires entities to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligations. The implications of this IFRIC interpretation are being considered and any resulting change in accounting policy would be accounted for in accordance with IAS 8 in 2009.

BARCLAYS PLC

ADDITIONAL INFORMATION

Share capital

The Group manages its debt and equity capital actively. The Group’s authority to buy back ordinary shares (up to 980.8 million ordinary shares) was renewed at the 2007 Annual General Meeting.

As per the announcement made on 23rd July 2007, Barclays intends to minimise the dilutive effect on its existing shareholders of the issuance of Barclays shares to Temasek and China Development Bank by commencing a share buyback programme for up to €3.6 billion (£2.4 billion). The earliest date the buyback would start is shortly after the publication of these interim results and the latest is after conclusion of its offer for ABN AMRO.

Group share schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Filings with the SEC

The results will be furnished as a Form 6-K to the US Securities and Exchange Commission as soon as practicable following the publication of these results.

BARCLAYS PLC

ADDITIONAL INFORMATION

Competition and regulatory matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (EU) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have an impact on the Group’s businesses and earnings.

In the EU as a whole, these regulatory actions included an enquiry into retail banking in all of the then 25 member states by the European Commission’s Directorate General for Competition. The enquiry looked at retail banking in Europe generally and Barclays has fully co-operated with the enquiry. On 31st January 2007 the European Commission announced that the enquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of Barclays and on its retail banking activities in the EU countries in which it operates.

In September 2005 the UK Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, following a period of consultation, the OFT referred the PPI market to the UK Competition Commission for an in-depth enquiry in February 2007. This enquiry could last for up to two years. Also in October 2006, the UK Financial Services Authority (FSA) published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. Barclays has cooperated fully with these investigations and will continue to do so.

In April 2006, the OFT commenced a review of the undertakings given following the conclusion of the Competition Commission Enquiry in 2002 into the supply of banking services to small and medium enterprises. Barclays is cooperating fully with that review.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigation in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. In February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

On 1st April 2007, the UK consumer interest association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2002. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. On 26th June 2007, the OFT announced a new programme of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. This OFT decision follows the receipt by the OFT of the super-complaint from Which?. This new work will explore the issues surrounding the costs of credit for credit cards including purchases, cash advances, introductory offers and payment allocation. The OFT’s programme of work is expected to take six months.

BARCLAYS PLC

ADDITIONAL INFORMATION

Competition and regulatory matters (continued)

The OFT announced the findings of its investigation into the level of late and over-limit fees on credit cards in April 2006, requiring a response from credit card companies by 31st May 2006. Barclaycard responded by confirming that it would reduce its late and over-limit fees on credit cards from 1st August 2006.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT announced a market study into personal current accounts (PCAs) in the UK on 26th April 2007. The market study will look at: (i) whether the provision of “free if in credit” PCAs delivers sufficiently high levels of transparency and value for customers; (ii) the implications for competition and consumers if there were to be a shift away from “free if in credit” PCAs; (iii) the fairness and impact on consumers generally of the incidence, level and consequences of account charges; and (iv) what steps could be taken to improve customers’ ability to secure better value for money, in particular to help customers make more informed current account choices and drive competition. The study will focus on PCAs but will include an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking.

On 27th July 2007, the OFT commenced High Court proceedings by agreement with Barclays and seven other banks and building societies in which both the OFT and the banks and building societies seek declarations on legal issues arising from the banks’ terms and conditions relating to overdraft charges. Specifically, those declarations will address key aspects of the applicability of the Unfair Terms in Consumer Contracts Regulations to those terms and conditions and the question of whether such terms are capable of amounting to unlawful penalty charges.

The proceedings will run in parallel with the ongoing OFT dual inquiry into unauthorised overdraft charges and PCAs. As the purpose of the proceedings is to seek to clarify the legitimacy of the banks’ overdraft charging provisions, the banks are seeking a stay of all pending county court litigation in relation to such matters. The Financial Ombudsman Service has agreed to suspend reviews of such cases and the FSA has granted complaints handling waivers in respect of all complaints on the same issues pending conclusion of the test case.

In January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration fees. Barclays will charge the fee applicable at the time the customer took out the mortgage, which is one of the options recommended by the FSA.

BARCLAYS PLC

ADDITIONAL INFORMATION

Acquisitions

On 8th February 2007 Barclays completed the acquisition of Indexchange Investment AG. Indexchange is based in Munich offering exchange traded fund products.

On 28th February 2007 Barclays completed the acquisition Nile Bank Limited. Nile Bank is based in Uganda with 18 branches and 228 employees.

On 30th March 2007 Barclays completed the acquisition of EquiFirst. EquiFirst is a non-prime wholesale mortgage originator in the United States.

On 18th May 2007 Barclays completed the acquisition of Walbrook Group Limited. Walbrook is based in Jersey, Guernsey, Isle of Man and Hong Kong where it serves high net worth private clients and corporate customers.

Disposals

On 4th April 2007 Barclays completed the sale of part of Monument, a credit card portfolio.

Recent developments

On 16th April 2007 Barclays announced the sale of Barclays Global Investors Japan Trust & Banking Co., Ltd, a Japanese trust administration and custody operation.

On 18th June 2007 Barclays announced it had entered into an agreement to sell an 50% shareholding in Intelenet Global Services Pvt Ltd. Completion is subject to the receipt of applicable regulatory approval and is expected in the second half of 2007.

On 23rd April 2007, the supervisory and management boards of ABN AMRO Holding N.V. (ABN AMRO) and the board of Barclays jointly announced that agreement had been reached on the terms of a merger of ABN AMRO and Barclays. Revised terms of the offer being made by Barclays for ABN AMRO were announced by Barclays on 23rd July 2007.

On 23rd July 2007, Barclays also announced an unconditional subscription of £2.4 billion of Barclays shares by China Development Bank and Temasek Holdings, as well as a conditional subscription by them of £6.6 billion of Barclays shares which was subject to a partial clawback in favour of certain Barclays shareholders. The proceeds of this conditional investment will be used to fund part of the cash consideration to be payable to ABN AMRO shareholders under the revised offer. Barclays also announced that it intends to minimise the dilutive effect of the unconditional subscription on existing shareholders by commencing a share buyback programme for up to £2.4 billion. Barclays will make a separate announcement describing the timing and terms on which such buybacks will be made.

The merger is subject to, among other things, the satisfaction or waiver of certain conditions, including approval by Barclays shareholders. It is currently anticipated that the merger will be completed in the fourth quarter of 2007.

BARCLAYS PLC

NOTES

1.	Assets held in respect of linked liabilities to customers under investment contracts/liabilities to customers under investment contracts

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Non-trading financial instruments fair valued through profit and loss held in respect of linked liabilities	92,194	82,798	79,334
Cash and bank balances within the funds	1,541	1,839	2,046

Assets held in respect of linked liabilities to customers under investment contracts	93,735	84,637	81,380

Liabilities arising from investment contracts	(93,735)	(84,637)	(81,380)

2.	Derivative financial instruments

The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group’s structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.

	Contract	30.06.07
	notional	Fair value
	amount	Assets	Liabilities
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	2,113,080	23,852	(22,325)
Interest rate derivatives	21,671,954	102,959	(103,722)
Credit derivatives	1,755,840	13,430	(12,916)
Equity and stock index and commodity derivatives	620,500	32,254	(37,814)

Total derivative assets/(liabilities) held for trading	26,161,374	172,495	(176,777)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	42,193	162	(433)
Derivatives designated as fair value hedges	22,246	324	(483)
Derivatives designated as hedges of net investments	16,094	1,244	(81)

Total derivative assets/(liabilities) designated in hedge accounting relationships	80,533	1,730	(997)

Total recognised derivative assets/(liabilities)	26,241,907	174,225	(177,774)

BARCLAYS PLC

NOTES

2.	Derivative financial instruments (continued)

	Contract	31.12.06
	notional	Fair value
	amount	Assets	Liabilities
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	1,500,774	22,026	(21,745)
Interest rate derivatives	17,666,353	76,010	(75,854)
Credit derivatives	1,224,548	9,275	(8,894)
Equity and stock index and commodity derivatives	495,080	29,962	(33,253)

Total derivative assets/(liabilities) held for trading	20,886,755	137,273	(139,746)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	63,895	132	(401)
Derivatives designated as fair value hedges	19,489	298	(441)
Derivatives designated as hedges of net investments	12,050	650	(109)

Total derivative assets/(liabilities) designated in hedge accounting relationships	95,434	1,080	(951)

Total recognised derivative assets/(liabilities)	20,982,189	138,353	(140,697)

	Contract	30.06.06
	notional	Fair value
	amount	Assets	Liabilities
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	1,407,480	20,865	(20,885)
Interest rate derivatives	17,863,507	80,471	(80,625)
Credit derivatives	897,769	5,473	(5,075)
Equity and stock index and commodity derivatives	587,142	29,099	(31,721)

Total derivative assets/(liabilities) held for trading	20,755,898	135,908	(138,306)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	31,724	135	(351)
Derivatives designated as fair value hedges	15,982	267	(313)
Derivatives designated as hedges of net investments	12,292	591	(12)

Total derivative assets/(liabilities) designated in hedge accounting relationships	59,998	993	(676)

Total recognised derivative assets/(liabilities)	20,815,896	136,901	(138,982)

Total derivative notionals have grown over the period primarily due to increases in the volume of fixed income derivatives, reflecting the continued growth in client based activity and increased use of electronic trading platforms in Europe and the US. Internet rate and credit derivative values have also increased significantly, largely due to growth in the market for these products.

BARCLAYS PLC

NOTES

3.	Loans and advances to banks

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
By geographical area
United Kingdom	8,933	6,229	7,848
Other European Union	13,538	8,513	10,209
United States	12,351	9,056	10,888
Africa	2,252	2,219	1,375
Rest of the World	6,120	4,913	5,014

	43,194	30,930	35,334
Less: Allowance for impairment	(3)	(4)	(4)

Total loans and advances to banks	43,191	30,926	35,330

BARCLAYS PLC

NOTES

4.	Loans and advances to customers

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Retail business	147,730	139,350	134,534
Wholesale and corporate business	176,787	146,281	150,963

	324,517	285,631	285,497
Less: Allowances for impairment	(3,274)	(3,331)	(3,400)

Total loans and advances to customers	321,243	282,300	282,097

By geographical area
United Kingdom	183,756	170,518	164,417
Other European Union	52,178	43,430	43,528
United States	33,767	25,677	26,523
Africa	34,175	31,691	29,694
Rest of the World	20,641	14,315	21,335

	324,517	285,631	285,497
Less: Allowance for impairment	(3,274)	(3,331)	(3,400)

Total loans and advances to customers	321,243	282,300	282,097

By industry
Financial institutions	67,125	45,954	56,616
Agriculture, forestry and fishing	3,144	3,997	3,449
Manufacturing	14,086	15,451	13,951
Construction	4,764	4,056	4,430
Property	17,489	16,528	16,929
Energy and water	8,000	6,810	5,527
Wholesale and retail distribution and leisure	17,209	15,490	16,902
Transport	6,012	5,586	5,252
Postal and communication	3,793	2,180	1,394
Business and other services	36,533	29,425	29,453
Home loans[1]	104,319	98,172	89,001
Other personal	31,713	31,840	31,865
Finance lease receivables	10,330	10,142	10,728

	324,517	285,631	285,497
Less: Allowance for impairment	(3,274)	(3,331)	(3,400)

Total loans and advances to customers	321,243	282,300	282,097

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent’s predominant business may be a different industry.

[1]	Excludes commercial property mortgages.

BARCLAYS PLC

NOTES

5.	Allowance for impairment on loans and advances

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
At beginning of period	3,335	3,404	3,450
Acquisitions and disposals	(75)	(20)	(3)
Exchange and other adjustments	(6)	(48)	(105)
Unwind of discount	(53)	(50)	(48)
Amounts written off (see below)	(1,011)	(1,178)	(996)
Recoveries (see below)	124	134	125
Amounts charged against profit (see below)	963	1,093	981

At end of period	3,277	3,335	3,404

Amounts written off
United Kingdom	(820)	(995)	(751)
Other European Union	(46)	(20)	(54)
United States	(87)	(28)	(18)
Africa	(58)	(97)	(167)
Rest of the World	—	(38)	(6)

	(1,011)	(1,178)	(996)

Recoveries
United Kingdom	93	98	80
Other European Union	7	8	10
United States	8	9	13
Africa	15	16	17
Rest of the World	1	3	5

	124	134	125

Impairment charged against profit:

New and increased impairment allowances
United Kingdom	941	1,211	1,042
Other European Union	85	126	56
United States	82	16	44
Africa	111	107	102
Rest of the World	4	5	13

	1,223	1,465	1,257

Less: Releases of impairment allowance
United Kingdom	(82)	(111)	(84)
Other European Union	(11)	(47)	(25)
United States	(21)	(10)	(16)
Africa	(9)	(18)	(15)
Rest of the World	(13)	(52)	(11)

	(136)	(238)	(151)

Recoveries	(124)	(134)	(125)

Total impairment charges on loans and advances[1]	963	1,093	981

[1]	This excludes other credit provisions and impairment on available for sale assets detailed on page 44.

BARCLAYS PLC

NOTES

5.	Allowance for impairment on loans and advances (continued)

	£m	£m	£m
Allowance
United Kingdom	2,396	2,477	2,428
Other European Union	334	311	259
United States	72	100	128
Africa	452	417	474
Rest of the World	23	30	115

Total allowance for impairment	3,277	3,335	3,404

BARCLAYS PLC

NOTES

6.	Potential credit risk loans

The following tables present an analysis of potential credit risk loans (non-performing and potential problem loans).

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Potential credit risk loans
Summary
Impaired loans[1]	4,693	4,444	4,630
Accruing loans which are contractually overdue 90 days or more as to principal or interest	598	598	618

	5,291	5,042	5,248

Restructured loans	61	46	46

Total non-performing loans	5,352	5,088	5,294
Potential problem loans	735	761	935

Total potential credit risk loans	6,087	5,849	6,229

Geographical split
Impaired loans[1]:
United Kingdom	3,548	3,340	3,164
Other European Union	456	410	461
United States	76	129	172
Africa	589	535	657
Rest of the World	24	30	176

Total	4,693	4,444	4,630

Accruing loans which are contractually overdue 90 days or more as to principal or interest
United Kingdom	508	516	528
Other European Union	61	58	67
United States	4	3	2
Africa	25	21	21
Rest of the World	—	—	—

Total	598	598	618

[1]

Impaired loans are non-performing loans where, in general, an impairment allowance has been raised. This classification may also include non-performing loans which are fully collateralised or where the indebtedness has already been written down to the expected realisable value.

BARCLAYS PLC

NOTES

6.	Potential credit risk loans (continued)

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Restructured loans
United Kingdom	3	—	2
Other European Union	12	10	10
United States	28	22	17
Africa	18	14	17
Rest of the World	—	—	—

Total	61	46	46

Total non-performing loans
United Kingdom	4,059	3,856	3,694
Other European Union	529	478	538
United States	108	154	191
Africa	632	570	695
Rest of the World	24	30	176

Total	5,352	5,088	5,294

Potential problem loans
United Kingdom	409	465	599
Other European Union	23	32	51
United States	9	21	35
Africa	271	240	248
Rest of the World	23	3	2

Total	735	761	935

Total potential credit risk loans
United Kingdom	4,468	4,321	4,293
Other European Union	552	510	589
United States	117	175	226
Africa	903	810	943
Rest of the World	47	33	178

Total	6,087	5,849	6,229

	%	%	%
Allowance coverage of non-performing loans
United Kingdom	59.0	64.2	65.7
Other European Union	63.1	65.1	48.1
United States	66.7	64.9	67.0
Africa	71.5	73.2	68.2
Rest of the World	95.8	100.0	65.3

Total	61.2	65.6	64.3

	%	%	%
Allowance coverage of total potential credit risk loans
United Kingdom	53.6	57.3	56.6
Other European Union	60.5	61.0	44.0
United States	61.5	57.1	56.6
Africa	50.0	51.5	50.3
Rest of the World	48.9	91.0	64.6

Total	53.8	57.0	54.6

BARCLAYS PLC

NOTES

6.	Potential credit risk loans (continued)

	As at
	30.06.07	31.12.06	30.06.06
	%	%	%
Allowance coverage of non-performing loans:
Retail	61.4	65.6	63.2
Wholesale and corporate	60.9	65.5	66.8

Total	61.2	65.6	64.3

Allowance coverage of total potential credit risk loans:
Retail	55.6	59.8	56.9
Wholesale and corporate	49.7	50.6	50.4

Total	53.8	57.0	54.6

Allowance coverage of non-performance loans decreased to 61.2% from 65.6% at 31st December 2006 principally owing to a number of larger names where the recovery outlook is relatively high.

7.	Available for sale financial investments

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Debt securities	42,727	47,910	49,908
Equity securities	1,652	1,379	1,400
Treasury bills and other eligible bills	3,387	2,420	2,498

	47,766	51,709	53,806
Less: Allowance for impairment	(2)	(6)	(90)

Available for sale financial investments	47,764	51,703	53,716

BARCLAYS PLC

NOTES

8.	Other assets

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Sundry debtors	4,401	4,298	3,980
Prepayments	583	658	962
Accrued income	1,159	722	834
Insurance assets, including unit linked assets	146	172	90

Other assets	6,289	5,850	5,866

9.	Other liabilities

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Obligations under finance leases payable	86	92	102
Sundry creditors	5,075	4,118	5,772
Accruals and deferred income	5,747	6,127	4,893

Other liabilities	10,908	10,337	10,767

10.	Provisions

	30.06.07	31.12.06	30.06.06
Redundancy and restructuring	104	102	90
Undrawn contractually committed facilities and guarantees	38	46	50
Onerous contracts	68	71	44
Sundry provisions	317	243	290

Provisions	527	462	474

BARCLAYS PLC

NOTES

11.	Other reserves

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Available for sale reserve	238	132	9
Cash flow hedging reserve	(407)	(230)	(172)
Capital redemption reserve	309	309	309
Other capital reserve	617	617	617
Currency translation reserve	(486)	(438)	(176)

Other reserves	271	390	587

Movements in other reserves reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 77.

12.	Retirement benefit liabilities

The Group’s IAS 19 pension surplus across all schemes as at 30th June 2007 was £540m (31st December 2006: deficit of £817m). The surplus comprised net recognised liabilities of £1,804m (31st December 2006: £1,719m) and unrecognised actuarial gains of £2,344m (31st December 2006: £902m). The net recognised liabilities comprised retirement benefit liabilities of £1,840m (31st December 2006: £1,807m) and assets of £36m (31st December 2006: £88m).

The Group’s IAS 19 pension surplus in respect of the main UK scheme as at 30th June 2007 was £867m (31st December 2006: deficit of £475m). The primary reason for the movement of £1,342m was an increase in AA long-term corporate bond yields which resulted in a higher discount rate of 5.82% (31st December 2006: 5.12%), partially offset by an increase in the inflation assumption to 3.35% (31st December 2006: 3.08%) and lower than expected returns on the assets. Mortality assumptions remain unchanged from those in force at 31st December 2006.

The actuarial funding position of the main UK pension scheme as at 30th June 2007, estimated based on assumptions relating to the formal triennial valuation in 2004, was a surplus of £1,100m (31st December 2006: surplus of £1,300m), representing a funding ratio of 107%. The Pensions Protection Fund (PPF) solvency ratio1 for the main UK scheme as at 30th June 2007 was estimated to be 131% (31st December 2006: 121%). The next formal triennial valuation is due as at 30th September 2007. Assumptions will be reviewed and updated as part of that valuation.

[1]	The PPF solvency ratio represents the funds assets as a percentage of pension liabilities calculated using a section 179 valuation model.

BARCLAYS PLC

NOTES

13.	Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006 the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19th March 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs have applied to the United States Supreme Court for a review of this decision. Pending the outcome of further appellate proceedings, the District Court has stayed the Newby litigation.

Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

BARCLAYS PLC

NOTES

14.	Contingent liabilities and commitments

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Acceptances and endorsements	295	287	248
Guarantees and assets pledged as collateral for security	33,445	31,252	33,417
Other contingent liabilities	7,757	7,880	8,354

Contingent liabilities	41,497	39,419	42,019

Commitments	194,810	205,504	204,860

15.	Market risk

Market risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), was £39.3m in the first half of 2007. This is 9% (£3.1m) more than the corresponding period of 2006 and 3% (£1.3m) up on the second half of 2006. The growth in Commodity DVaR is consistent with Barclays Capital’s business plan.

Total DVaR as at 30th June 2007 was £41.6m (31st December 2006: £41.9m).

BARCLAYS PLC

NOTES

15.	Market risk (continued)

Analysis of Barclays Capital’s market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:

DVaR

	Half-year ended 30th June 2007
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	19.7	27.2	13.0
Credit spread risk	20.4	28.1	14.6
Commodity risk	19.5	27.2	14.8
Equity risk	10.1	15.3	7.3
Foreign exchange risk	4.3	6.7	2.9
Diversification effect	(34.7)	n/a	n/a

Total DVaR	39.3	47.1	33.1

	Half-year ended 31st December 2006
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	19.7	28.8	12.3
Credit spread risk	24.4	33.1	17.9
Commodity risk	14.2	21.6	9.0
Equity risk	7.9	11.6	5.8
Foreign exchange risk	3.6	6.3	1.8
Diversification effect	(31.8)	n/a	n/a

Total DVaR	38.0	43.2	34.0

	Half-year ended 30th June 2006
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	20.5	25.2	14.6
Credit spread risk	24.2	27.5	20.9
Commodity risk	8.4	13.9	5.7
Equity risk	7.7	10.0	6.0
Foreign exchange risk	4.5	7.7	2.0
Diversification effect	(29.1)	n/a	n/a

Total DVaR	36.2	43.0	31.3

[1]

The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

BARCLAYS PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net movements in available for sale reserve	95	173	(313)
Net movements in cash flow hedging reserve	(280)	(68)	(419)
Net movements in currency translation reserve	(48)	(186)	(595)
Tax	37	(14)	267
Other movements	23	(5)	30

Amounts included directly in equity	(173)	(100)	(1,030)
Profit after tax	2,943	2,594	2,601

Total recognised income and expense	2,770	2,494	1,571

Attributable to:
Equity holders of the parent	2,502	2,121	1,561
Minority interests	268	373	10

	2,770	2,494	1,571

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The movement in the first half of 2007 primarily reflects the recognition of net unrealised gains from changes in fair value partially offset by the transfer of net realised gains.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement. The movement in the first half of 2007 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments partially offset by the transfer of net losses to the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the first half of 2007 primarily reflects changes in the value of the US Dollar on net investments and the impact of changes in the value of the Rand on the minority interest in Absa Group Limited partially offset by the impact of other currency movements on net investments which are hedged on a post-tax basis. The US Dollar net investments are economically hedged through US Dollar-denominated preference share capital, which is not revalued for accounting purposes.

BARCLAYS PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half Year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net cash flow from operating activities	2,729	1,017	9,030
Net cash flow from investing activities	3,990	184	(1,338)
Net cash flow from financing activities	410	(574)	1,266
Effects of exchange rate on cash and cash equivalents	(196)	948	(386)

Net increase in cash and cash equivalents	6,933	1,575	8,572
Cash and cash equivalents at beginning of period	30,952	29,377	20,805

Cash and cash equivalents at end of period	37,885	30,952	29,377

In order to provide more relevance to users and to enhance the comparability of its financial statement presentation, the Group has changed certain classification within the cash flow statement in 2006. Certain activities which were categorised as operating activities have been reclassified as financing activities and investing activities.

BARCLAYS PLC

OTHER INFORMATION

Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom. Tel: 0870 609 4535 or +44 1214 157 004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC

Statutory accounts for the year ended 31st December 2006, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address. Copies of the Form 20-F are available from the Barclays Investor Relations website (details below) and from the SEC’s website (www.sec.gov).

Results timetable
Ex dividend Date	Wednesday, 15th August 2007
Dividend Record Date	Friday, 17th August 2007
Dividend Payment Date	Monday, 1st October 2007
Full Year Trading Update*	Tuesday, 27th November 2007
2007 Preliminary Results Announcement*	Tuesday, 19th February 2008

*	Note that these announcement dates are provisional and subject to change.

Economic data

	30.06.07	31.12.06	30.06.06
Period end - US$/£	2.01	1.96	1.85
Average - US$/£	1.97	1.84	1.79
Period end - €/£	1.49	1.49	1.45
Average - €/£	1.48	1.47	1.46
Period end - ZAR/£	14.12	13.71	13.19
Average - ZAR/£	14.11	12.47	11.31

BARCLAYS PLC

OTHER INFORMATION

For further information please contact:

Investor Relations	Media Relations
Mark Merson/James S Johnson	Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752/2927	+44 (0) 20 7116 6132/6586

More information on Barclays can be found on our website at the following address: www.investorrelations.barclays.com

BARCLAYS PLC US GAAP DATA

The consolidated US GAAP data of Barclays PLC is set out on pages 82 to 93.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following unaudited financial information has been adjusted from data prepared under IFRS to reflect differences to US GAAP.

	Half-year ended
	30.06.07 IFRS	30.06.07 US GAAP	30.06.06 IFRS	Restated[1] 30.06.06 US GAAP

	£m	£m	£m	£m
RESULTS
Profit attributable to equity holders of Barclays PLC (IFRS)/Net income (US GAAP)	2,634	2,666	2,307	2,322

BALANCE SHEET
Shareholders’ equity excluding minority interests (IFRS)/ Shareholders’ equity (US GAAP)	20,973	21,546	17,988	19,237

Total assets	1,158,262	1,177,793	986,124	1,004,662

	P	P	P	P
PER ORDINARY SHARE
Earnings	41.4	41.9	36.3	36.5
Diluted earnings	40.1	41.0	35.1	35.2
Dividend[2]	20.5	20.5	17.4	17.4

	%	%	%	%
PERFORMANCE RATIOS
Profit attributable to equity holders (IFRS)/Net income (US GAAP) as a percentage of:
average total assets	0.4	0.5	0.4	0.5
average shareholders’ equity excluding minority interests (IFRS)/ average shareholders’ equity (US GAAP)	25.6	25.6	25.8	24.6
Dividends as a percentage of profit attributable to equity holders (IFRS)/Net income (US GAAP)[2]	50.9	50.3	49.0	48.7
Average shareholders’ equity excluding minority interests (IFRS)/ Shareholders’ equity (US GAAP) as a percentage of average total assets	1.7	1.9	1.6	1.9

[1]	The 2006 comparative amounts reflect the change in accounting policy on adoption of FSP FIN 39-1 explained on page 85.
[2]	'Dividend per ordinary share' and 'dividends as a percentage of profit attributable to equity holders/net income' are based on dividends paid in the period.

US GAAP DATA (UNAUDITED)

Differences between IFRS and US accounting principles

Significant differences between IFRS and US GAAP that are applicable to Barclays are explained in Note 60 to the financial statements contained in the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC for the year ended 31st December 2006.

In the half year to 30 June 2007 the table in note 60 should be modified by the addition of the wording below:

IFRS	US GAAP

Taxation

Deferred tax is measured using ‘substantively enacted’ tax rates.	Deferred tax is measured using ‘enacted’ tax rates.

The effect of a change in judgement about the realisability of a deferred tax asset is reflected in the computation of the estimated average annual effective tax rate.	A change in a deferred tax asset balance resulting from a change in judgement about its realisability is recognised in the interim period in which it occurs.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

Developments under US GAAP

SFAS 156: Accounting for Servicing of Financial Assets

Statement of Financial Accounting Standards No 156 (SFAS 156) was issued in March 2006. SFAS 156 amends SFAS 140 to require that all separately recognised servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose the subsequent measurement of separately recognised servicing assets and servicing liabilities using either the amortisation method or the fair value method.

SFAS 156 also permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognised servicing rights, without impacting the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

The statement is effective as of the beginning of the first fiscal year beginning after 15th September 2006. Adoption did not have a material impact on the Groups results of operations or financial condition as determined under US GAAP for the half year ended 30 June 2007.

FIN 48: Accounting for Uncertainty in Income Taxes

FASB Interpretation No 48 (FIN 48), issued in July 2006, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In recognising a tax position, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination. A tax position that is recognised is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Group has applied the provisions of FIN 48 from 1 January 2007. There was no significant impact on retained earnings or current tax liabilities arising from the adoption of FIN 48.

The unrecognised gross tax benefits as at the date of adoption are £992m. The balance increased during the first half of 2007 in line with business and reflects a consistent approach to tax risk. The total amount of unrecognised tax benefits as at the date of adoption that would affect the effective tax rate is £894m.

The total amounts accrued on the balance sheet in relation to tax interest and penalties as at 1 January 2007 was £71m. The unrecognised tax benefit balance of £992m stated above includes this amount. There was no material change to this interest and penalties balance during the first half of 2007. Interest and penalties are recognised in tax in the income statement.

SFAS 158: Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans

For a public entity that measures plan assets and benefit obligations as of a date other than the date of its statement of position, SFAS 158 requires that the entity change that date to the year-end reporting date for fiscal years ending after 15th December 2008. The requirement shall not be applied retrospectively. Earlier application is encouraged. The Group has adopted the measurement provisions of SFAS 158 for the period 30 September 2006 to 31 December 2006 to align the measurement date of the Group’s pension and post-retirement schemes with the date of the Group’s statement of financial position. The impact of adoption for the Group’s pension schemes is a debit to retained earnings of

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

£51m (£36m net of tax) and a credit to accumulated other comprehensive income of £551m (£386m net of tax). The impact of adoption for the Group’s post-retirement schemes is a debit to retained earnings of £2m (£1m net of tax) and a credit to accumulated other comprehensive income of £2m (£1m net of tax).

SFAS 157: Fair Value Measurements

Statement of Financial Accounting Standards No. 157 (SFAS 157) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (US GAAP) and expands disclosures about fair value measurements. While SFAS 157 does not require any new fair value measurements, it is possible that the application of SFAS 157 will change current practice and introduce new differences between IFRS and US GAAP. SFAS 157 is effective for financial statements issued for fiscal years beginning after 15th November 2007. Barclays is assessing the impact of the standard on the Group’s US GAAP position.

SFAS 159: The Fair Value Option for Financial Assets and Liabilities

Statement of Financial Accounting Standards No. 159 (SFAS 159) was issued on 15th February 2007 and provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107. The statement is effective as of the beginning of an entity’s first fiscal year beginning after 15th November 2007. Barclays is assessing the impact of the standard on the Group’s US GAAP position.

FSP FIN 39-1: Amendment of FASB Interpretation No. 39

FASB Staff Position (FSP) No. FIN 39-1 was issued in April 2007. This Staff Position requires that where an entity makes an accounting policy decision to offset fair value amounts recognised for derivative instruments under the same master netting arrangement in accordance with paragraph 10 of FIN 39, the entity must also offset fair value amounts recognised for the right to reclaim cash collateral or the obligation to return cash collateral. The FSP also permits an entity to discontinue offsetting fair value amounts recognised for derivative instruments under master netting agreements upon adoption.

As permitted by FSP FIN 39-1, the Group has applied the guidance of the FSP from 1st January 2007 and has changed its accounting policy to a policy of not offsetting fair value amounts recognised for derivative instruments under master netting arrangements. The Group has recognised the effects of applying the FSP as a change in accounting principle through retrospective application for all financial statements presented. The impact of the change in accounting policy on the Group’s balance sheet reported as at 30th June 2006 is a debit to derivative assets of £103,515m and a credit to derivative liabilities of £103,515m.

For additional information on derivative instruments under master netting arrangements see Note (f) on page 93.

EITF Issue No. 06-11: Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards

Where an employee may receive dividends or dividend equivalents on non-vested equity shares under share-based payment awards, these dividends are charged to retained earnings under the provisions of SFAS 123(R). The EITF have concluded that where a realised income tax benefit is derived from these dividends, the amount of this benefit should be recognised as an increase to additional paid in capital.

This should be applied for fiscal years beginning after September 15, 2007. Barclays is assessing the effect of the Issue on the Group’s US GAAP position. At its meeting in June 2007, FASB ratified the consensus reached by the EITF on this issue.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US net income.

	Half-year ended
	30.06.07	30.06.06
	£m	£m
Profit attributable to equity holders of Barclays PLC (IFRS)	2,634	2,307

Intangible assets	(81)	(57)
Pensions	(12)	(85)
Post-retirement benefits	(1)	—
Leasing	(123)	—
Compensation arrangements	24	12
Insurance	(50)	(18)
Revaluation of property	27	19
Hedging	18	(83)
Financial instruments	210	89
Foreign exchange on available for sale securities	20	174
Fee and cost recognition	18	4
Consolidation	(20)	(22)
Securitisations	(8)	(65)
Guarantees	(2)	(2)
Classification of debt and equity	9	29
Loans held for sale	11	—
Non-financial instruments	(22)	(44)
Tax	14	64

Net income (US GAAP)	2,666	2,322

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US shareholders’ equity.

	30.06.07	30.06.06
	£m	£m
Shareholders’ equity excluding minority interests (IFRS)	20,973	17,988

Goodwill	533	563
Intangible assets	(768)	(627)
Pensions	812	1,208
Post-retirement benefits	(33)	50
Leasing	(465)	—
Compensation arrangements	200	123
Insurance	(83)	44
Revaluation of property	(110)	(202)
Hedging	199	278
Financial instruments	110	(78)
Fee and cost recognition	80	35
Consolidation	5	15
Securitisations	299	290
Guarantees	(5)	4
Classification of debt and equity	188	150
Non-financial instruments	(25)	(48)
Tax	(364)	(556)

Shareholders’ equity (US GAAP)	21,546	19,237

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following table provides the Group’s balance sheet on an IFRS presentation for the six months ended 30th June 2007, incorporating those adjustments required under US GAAP that are discussed on pages 251 to 255 of 2006 Annual Report.

		Restated[1] 30.06.06
	30.06.07
	£m	£m
Assets
Cash and balances at central banks	4,785	6,777
Items in the course of collection from other banks	2,533	2,600
Trading portfolio assets	334,711	258,950
Financial assets designated at fair value	17,102	9,205
Derivative financial instruments	174,214	136,916
Loans and advances to banks	43,191	35,330
Loans and advances to customers	345,620	302,501
Financial investments	47,075	64,002
Reverse repurchase agreements and cash collateral on securities borrowed	190,546	171,869
Other assets	18,016	16,512

Total assets	1,177,793	1,004,662

Liabilities
Deposits from banks	70,917	74,719
Items in the course of collection due to other banks	2,206	2,700
Customer accounts	310,918	267,016
Trading portfolio liabilities	155,492	151,934
Financial liabilities designated at fair value	33,608	10,209
Derivative financial liabilities	177,856	139,060
Debt securities in issue	137,437	128,084
Repurchase agreements and cash collateral on securities lent	226,996	173,926
Other liabilities	18,532	17,165
Subordinated liabilities	15,240	13,869

Total liabilities	1,149,202	978,682

Shareholders’ equity excluding minority interest	21,546	19,237
Minority interests	7,045	6,743

Total shareholders’ equity	28,591	25,980

Total liabilities and shareholders’ equity	1,177,793	1,004,662

[1]	The 2006 comparative amounts reflect changes to the netting process made in 2006 and the change in accounting policy on adoption of FSP FIN 39-1 explained on page 85.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(a)	Pensions and post retirement benefits

The components of the pension and post-retirement expense (where an actuarial basis is appropriate) which arise under US GAAP are as follows:

	Half-year ended 30.06.07		Half-year ended 30.06.06
	Pensions	Post- retirement benefits	Pensions	Post- retirement benefits
	£m	£m	£m	£m
Components of net periodic benefit cost
Service cost	189	1	197	1
Interest cost	432	3	426	3
Expected return on plan assets	(510)	—	(464)	—
Termination benefits	1	—	—	—
Amortisation of prior service cost	7	—	1	—
Recognised net actuarial deficit	—	1	12	2

Net periodic benefit cost	119	5	172	6

The Group previously disclosed in its financial statements for the year ended 31st December 2006 that it expected to contribute approximately £351m to the UKRF and £20m to the Barclays Capital schemes in 2007 and this remains applicable. As of 30th June 2007, contributions of £2m have been made to the UKRF and no contributions have been made to the Barclays Capital schemes.

The additional pensions cost under US GAAP of £12m (2006: £85m) includes a £5m credit (2006: credit £4m) relating to amortisation of an additional fair value adjustment under US GAAP. This is being amortised over the expected life of the relevant pension liability.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(b)	Guarantees

An element of Barclays normal banking business is to issue guarantees on behalf of its customers. In almost all cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf. The major categories of these guarantees are provided in note 60 Differences between IFRS and US GAAP accounting principles, (o) Guarantees, in the 2006 Annual Report on Form 20-F.

The table below provides an analysis of the guarantees issued by the Group. The amounts disclosed represent the maximum potential amount of future payments (undiscounted) the Group could be required to make under the guarantee, before any recovery through recourse or collateralisation provisions.

	30.06.07	31.12.06
	£m	£m
Financial guarantees	24,103	21,279
Standby letters of credit	9,342	9,973
Other guarantees	7,757	7,880

Credit card guarantees

Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where the payment was made through a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of £61,955m (31st December 2006: £58,695m).

Warranties and indemnities given as part of acquisition and disposal activity

Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total aggregate liability in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is £1,515m (31st December 2006: £1,368m). No collateral or recourse to third parties is generally available.

Certain derivative contracts

In addition to the contracts detailed above, there are certain derivative contracts to which the Group is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group’s balance sheet at fair value under US GAAP.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(c)	Tax

The Group is subject to ongoing tax examinations by the UK tax authority and other major taxing jurisdictions around the world. It is therefore reasonably possible that significant changes to the gross balance of unrecognised tax benefits may occur within the next 12 months. A meaningful estimate of the range of such changes cannot be made. Nevertheless, the Group does not expect any changes to have a material effect on its effective tax rate.

Tax years remaining subject to examination

The following table shows the earliest tax year which remains subject to examination in each of the major tax jurisdictions in which the Group operates and the earliest tax year subject to examination:

Jurisdiction	Tax year
United Kingdom	1993
United States (state and local income tax)	1997
United States (federal tax)	2003
South Africa	2000

In the UK, the tax years from 1993 to 1999 are open primarily because the quantum of overseas tax credits available to reduce UK tax is yet to be finalised, particularly in respect of credits for Indian tax. The value of the relevant credits is small relative to the overall UK tax position for these years.

(d)	Segment reporting

Barclaycard management include the results of Absa Card within internally reported segment information. On this basis, Absa Card would be reported within Barclaycard under SFAS 131. Barclaycard’s profit before tax would increase by £29m (2006: £32m) on an IFRS basis with IRCB – Absa profit before tax decreasing by the same amount.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(e)	Earnings per share (EPS)

	Half-year ended 30.06.07			Half-year ended 30.06.06
	Net income	Weighted average share number	Per-share amount	Net income	Weighted average share number	Per-share amount
	£m	(in millions)	Pence	£m	(in millions)	Pence
Basic EPS	2,666	6,356	41.9	2,322	6,353	36.5

Dilutive impact of convertible options	(11)			(23)
Potential shares		124			177

Diluted EPS	2,655	6,480	41.0	2,299	6,530	35.2

(f)	Derivatives

As at 30 June 2007, amounts recognised for the right to reclaim cash collateral relating to derivative instruments subject to master netting arrangements were £13,699m. Similarly, amounts recognised for the obligation to return cash collateral relating to derivative instruments subject to master netting arrangements were £9,929m.

BARCLAYS BANK PLC

INTERIM RESULTS ANNOUNCEMENT FOR 2007

Extracts from the Interim Results Announcement of Barclays Bank PLC, published on August 2nd 2007, are provided on pages 95 to 101.

BARCLAYS BANK PLC

Barclays PLC has a wide public shareholder base and its ordinary shares are listed on the London Stock Exchange, the Tokyo Stock Exchange and the New York Stock Exchange (in the form of American Depositary Shares evidenced by American Depositary Receipts). Barclays PLC is the holding company of Barclays Bank PLC and is the beneficial owner of all the ordinary shares of Barclays Bank PLC. Barclays Bank PLC conducts banking activities, is the holding company for all other subsidiaries in the Barclays Group and issues debt securities and preference shares. Therefore, with the exception of differences arising from the different ownership and equity structures of Barclays PLC and Barclays Bank PLC, the consolidated financial statements of the groups headed by each parent companies are the same.

Barclays Bank PLC

2nd August 2007

BARCLAYS BANK PLC

BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

The Directors report the following results of the Barclays Bank PLC Group for the half-year ended 30th June 2007:

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Half year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Continuing operations
Interest income	12,037	11,261	10,544
Interest expense	(7,450)	(6,522)	(6,140)
Net interest income	4,587	4,739	4,404
Fee and commission income	4,292	3,928	4,077
Fee and commission expense	(480)	(403)	(425)
Net fee and commission income	3,812	3,525	3,652
Net trading income	2,810	1,429	2,203
Net investment income	396	588	374
Principal transactions	3,206	2,017	2,577
Net premiums from insurance contracts	442	550	510
Other income	130	171	86

Total income	12,177	11,002	11,229
Net claims and benefits incurred on insurance contracts	(248)	(342)	(233)

Total income net of insurance claims	11,929	10,660	10,996
Impairment charges	(959)	(1,097)	(1,057)

Net income	10,970	9,563	9,939
Operating expenses excluding amortisation of intangible assets	(6,760)	(6,332)	(6,206)
Amortisation of intangible assets	(87)	(73)	(63)
Operating expenses	(6,847)	(6,405)	(6,269)
Share of post-tax results of associates and joint ventures	—	16	30
Profit on disposal of subsidiaries, associates and joint ventures	5	323	—

Profit before tax	4,128	3,497	3,700
Tax	(1,158)	(869)	(1,072)

Profit for the period	2,970	2,628	2,628

Profit attributable to minority interests	167	187	155
Profit attributable to equity holders	2,803	2,441	2,473

	2,970	2,628	2,628

The information in this announcement, which was approved by the Board of Directors on 1st August 2007, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’).

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Assets
Cash and balances at central banks	4,785	6,795	6,777
Items in the course of collection from other banks	2,533	2,408	2,600
Trading portfolio assets	217,595	177,884	181,871
Financial assets designated at fair value:
- held on own account	46,171	31,799	18,833
- held in respect of linked liabilities to customers under investment contracts	92,194	82,798	79,334
Derivative financial instruments	174,225	138,353	136,901
Loans and advances to banks	43,191	30,926	35,330
Loans and advances to customers	321,243	282,300	282,097
Available for sale financial investments	48,019	51,952	53,953
Reverse repurchase agreements and cash collateral on securities borrowed	190,546	174,090	171,869
Other assets	6,289	5,850	5,866
Current tax assets	345	557	—
Investments in associates and joint ventures	228	228	560
Goodwill	6,635	6,092	5,968
Intangible assets	1,228	1,215	1,125
Property, plant and equipment	2,538	2,492	2,515
Deferred tax assets	774	764	776

Total assets	1,158,539	996,503	986,375

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Liabilities
Deposits from banks	87,429	79,562	86,221
Items in the course of collection due to other banks	2,206	2,221	2,700
Customer accounts	292,650	256,754	253,200
Trading portfolio liabilities	79,252	71,874	74,719
Financial liabilities designated at fair value	63,490	53,987	43,594
Liabilities to customers under investment contracts	93,735	84,637	81,380
Derivative financial instruments	177,777	140,697	138,982
Debt securities in issue	118,745	111,137	102,198
Repurchase agreements and cash collateral on securities lent	181,093	136,956	146,165
Other liabilities	10,908	10,337	10,767
Current tax liabilities	1,003	1,020	592
Insurance contract liabilities, including unit-linked liabilities	3,770	3,878	3,558
Subordinated liabilities:
- Undated loan capital – non convertible	5,697	5,422	4,743
- Dated loan capital – convertible	24	25	38
- Dated loan capital – non convertible	9,346	8,339	8,848
Deferred tax liabilities	258	282	430
Other provisions for liabilities	527	462	474
Retirement benefit liabilities	1,840	1,807	1,976

Total liabilities	1,129,750	969,397	960,585

Shareholders’ equity
Called up share capital	2,366	2,363	2,357
Share premium account	9,493	9,452	9,354
Available for sale reserve	258	184	32
Cash flow hedging reserve	(407)	(230)	(172)
Other shareholders’ funds	2,565	2,534	2,570
Translation reserve	(486)	(438)	(176)
Retained earnings	13,190	11,556	10,217

Shareholders’ equity excluding minority interests	26,979	25,421	24,182
Minority interests	1,810	1,685	1,608

Total shareholders’ equity	28,789	27,106	25,790

Total liabilities and shareholders’ equity	1,158,539	996,503	986,375

BARCLAYS BANK PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net movements in available for sale reserve	63	202	(322)
Net movements in cash flow hedging reserve	(280)	(68)	(419)
Net movements in currency translation reserve	(48)	(186)	(595)
Tax	37	(14)	267
Other movements	23	(5)	30

Amounts included directly in equity	(205)	(71)	(1,039)
Profit for the period	2,970	2,628	2,628

Total recognised income and expense for the year	2,765	2,557	1,589

Attributable to:
Equity holders	2,655	2,414	1,718
Minority interests	110	143	(129)

	2,765	2,557	1,589

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The movement in the first half of 2007 primarily reflects the recognition of net unrealised gains from changes in fair value partially offset by the transfer of net realised gains.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement. The movement in the first half of 2007 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments partially offset by the transfer of net losses to the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the first half of 2007 primarily reflects changes in the value of the US Dollar on net investments and the impact of changes in the value of the Rand on the minority interest in Absa Group Limited partially offset by the impact of other currency movements on net investments which are hedged on a post-tax basis. The US Dollar net investments are economically hedged through US Dollar-denominated preference share capital, which is not revalued for accounting purposes.

BARCLAYS BANK PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year ended
	30.06.07	31.12.06	30.06.06
	£m	£m	£m
Net cash flow from operating activities	2,934	954	9,103
Net cash flow from investing activities	3,990	161	(1,338)
Net cash flow from financing activities	755	(1,028)	1,593
Effects of exchange rate on cash and cash equivalents	(196)	938	(386)

Net increase in cash and cash equivalents	7,483	1,025	8,972
Cash and cash equivalents at beginning of period	30,402	29,377	20,405

Cash and cash equivalents at end of period	37,885	30,402	29,377

In order to provide more relevance to users and to enhance the comparability of its financial statement presentation, the Group has changed certain classification within the cash flow statement in 2006. Certain activities which were categorised as operating activities have been reclassified as financing activities and investing activities.

BARCLAYS BANK PLC

NOTES

1.	Authorised share capital

Ordinary shares

The authorised ordinary share capital of Barclays Bank PLC at 30th June 2007 was 3,000 million (31st December 2006: 3,000 million) ordinary shares of £1 each.

	30.06.07	31.12.06	30.06.06
	‘000	‘000	‘000
Preference shares
Authorised share capital – shares of £1 each	1	1	1
Authorised share capital – shares of £100 each	400	400	400
Authorised share capital – shares of US$0.25 each	80,000	80,000	80,000
Authorised share capital – shares of US$100 each	400	400	400
Authorised share capital – shares of €100 each	400	400	400

2.	Issued share capital

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC at 30th June 2007 comprised 2,332 million (31st December 2006: 2,329 million) ordinary shares of £1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC at 30th June 2007 is beneficially owned by Barclays PLC.

Preference shares

The issued preference share capital of Barclays Bank PLC at 30th June 2007 comprised £34m (31st December 2006: £34m) of preference shares of the following denominations:

	30.06.07	31.12.06	30.06.06
	‘000	‘000	‘000
Issued and fully paid shares of £1 each	1	1	1
Issued and fully paid shares of £100 each	75	75	75
Issued and fully paid shares of US$0.25 each	30,000	30,000	30,000
Issued and fully paid shares of US$100 each	100	100	100
Issued and fully paid shares of €100 each	240	240	240

3.	Staff numbers

On a full time equivalent basis the total permanent and fixed term contract staff at 30th June 2007 was 127,000 (31st December 2006: 122,600). Additionally, agency staff totalled 15,000 (31st December 2006: 9,100).

BARCLAYS BANK PLC US GAAP DATA

The consolidated US GAAP data for Barclays Bank PLC is set out on pages 103 to 105.

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

The following unaudited financial information has been adjusted from data prepared under IFRS to reflect differences from US GAAP.

	Half-year ended
	30.06.07	Restated[1] 30.06.06

	£m	£m
RESULTS
Net income	2,827	2,477

BALANCE SHEET
Total shareholders’ equity	26,966	24,845
Total assets	1,178,070	1,004,913

	Half-year ended
	30.06.07	Restated[1] 30.06.06

	%	%
PERFORMANCE RATIOS
Net income as a percentage of:
average total assets	0.5	0.5
total shareholders’ equity	21.7	20.7
Total shareholders’ equity as a percentage of average total assets	2.4	2.5

[1]	The 2006 comparative amounts reflect the change in accounting policy on adoption of FSP FIN 39-1 explained on page 85.

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US net income.

	Half-year ended
	30.06.07	30.06.06
	£m	£m
Profit attributable to shareholders of Barclays Bank PLC (IFRS)	2,803	2,473

Intangible assets	(81)	(57)
Pensions	(12)	(85)
Post-retirement benefits	(1)	—
Leasing	(123)	—
Compensation arrangements	24	12
Insurance	(50)	(18)
Revaluation of property	27	19
Hedging	18	(83)
Financial instruments	210	89
Foreign exchange on available for sale securities	20	174
Fee and cost recognition	18	4
Consolidation	(20)	(22)
Securitisations	(8)	(65)
Guarantees	(2)	(2)
Classification of debt and equity	(2)	18
Loans held for sale	11	—
Non-financial instruments	(22)	(44)
Tax	17	64

Net income (US GAAP)	2,827	2,477

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US shareholders’ equity.

	30.06.07	30.06.06
	£m	£m
Shareholders’ equity excluding minority interests (IFRS)	26,979	24,182

Goodwill	533	563
Intangible assets	(768)	(627)
Pensions	812	1,208
Post-retirement benefits	(33)	50
Leasing	(465)	—
Compensation arrangements	200	123
Insurance	(83)	44
Revaluation of property	(110)	(202)
Hedging	199	278
Financial instruments	110	(78)
Fee and cost recognition	80	35
Consolidation	5	15
Securitisations	299	290
Guarantees	(5)	4
Reclassification of debt and equity	(398)	(436)
Non-financial instruments	(25)	(48)
Tax	(364)	(556)

Shareholders’ equity (US GAAP)	26,966	24,845

	30.06.07	Restated[1] 30.06.06

	£m	£m
Total assets (US GAAP) of Barclays plc Group	1,177,793	1,004,662
Shares in Barclays PLC – held within Barclays Bank PLC Group	277	251

Total assets (US GAAP) of Barclays Bank PLC Group	1,178,070	1,004,913

[1]	The 2006 comparative amounts reflect the change in accounting policy on adoption of FSP FIN 39-1 explained on page 85.

BARCLAYS BANK PLC

APPENDIX A

The ratios of earnings to fixed charges under IFRS and US GAAP are set out on pages 107 to 108.

BARCLAYS BANK PLC

APPENDIX A

Ratios of Earnings under IFRS to Fixed Charges

	Half-year ended
	30.06.07	30.06.06
	(In £m except for ratios)
Fixed Charges
Interest expense	18,060	11,863
Rental expense	79	67

Total fixed charges	18,139	11,930

Earnings
Income before taxes and minority interests	4,128	3,700
Less
Unremitted pre-tax income of associated companies and joint ventures	(1)	(28)

	4,127	3,672

Fixed charges	18,139	11,930

Total earnings including fixed charges	22,266	15,602

Ratio of Earnings to Fixed Charges	1.23	1.31

Ratios of Earnings under IFRS to Combined Fixed Charges, Preference Share Dividends and similar appropriations

	Half-year ended
	30.06.07	30.06.06
	(In £m except for ratios)
Combined Fixed Charges, Preference Share Dividends and similar appropriations
Interest expense	18,060	11,863
Rental expense	79	67

Fixed charges	18,139	11,930
Preference share dividends and similar appropriations	196	198

Total fixed charges, preference share dividends and similar appropriations	18,335	12,128

Earnings
Income before taxes and minority interests	4,128	3,700
Less
Unremitted pre-tax income of associated companies and joint ventures	(1)	(28)

	4,127	3,672
Fixed charges	18,335	12,128

Total earnings including fixed charges	22,462	15,800

Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends	1.23	1.30

BARCLAYS BANK PLC

APPENDIX A

Ratios of Earnings under US GAAP to Fixed Charges

	Half-year ended
	30.06.07	30.06.06
	(In £m except for ratios)
Fixed Charges
Interest expense	17,287	11,885
Rental expense	79	67

Total fixed charges	17,366	11,952

Earnings
US GAAP income before taxes and minority interests[1]	4,135	3,640
Less
Unremitted pre-tax income of associated companies and joint ventures	—	(28)

	4,135	3,612
Fixed charges	17,366	11,952

Total earnings including fixed charges	21,501	15,564

Ratio of Earnings to Fixed Charges	1.24	1.30

Ratios of Earnings under US GAAP to Combined Fixed Charges, Preference Share Dividends and similar appropriations

	Half-year ended
	30.06.07	30.06.06
	(In £m except for ratios)
Combined Fixed Charges, Preference Share Dividends and similar appropriations
Interest expense	17,287	11,885
Rental expense	79	67

Fixed charges	17,366	11,952
Preference share dividends and similar appropriations[1]	186	186

Total fixed charges, preference share dividends and similar appropriations	17,552	12,138

Earnings
US GAAP income before taxes and minority interests[1]	4,135	3,640
Less
Unremitted pre-tax income of associated companies and joint ventures	—	(28)

	4,135	3,612
Fixed charges	17,552	12,138

Total earnings including fixed charges	21,687	15,750

Ratios of Earnings to Combined Fixed Charges, Preference Share Dividends and similar appropriations	1.24	1.30

[1]

For a discussion of significant differences between IFRS and US GAAP and the reconciliation of net income between the amounts calculated under IFRS and under US GAAP refer to note 60 of 2006 Annual Report.